




BROADWAY
FINANCIAL CORPORATION


07067569

Creating Legacies...

One customer at a time

2006 Annual Report

For over 60 years,

Building Legacies One Customer at a Time



"Sunrise on Central Avenue"
Exposition Park Branch
Los Angeles

Company Profile

Broadway Financial Corporation is the parent company of Broadway Federal Bank, fsb.

Broadway Federal Bank was founded in 1946 by a group of civic-minded men and women seeking to provide lending and depository services to a community not served by the existing financial institutions. Broadway has continued to fulfill that mission and to promote training for minorities entering the financial industry.

The Bank welcomed its' first savers on January 11, 1947 boasting an initial investment of $150,000 with facilities consisting of a three-room office at 4329 South Broadway. A community bank headquartered in Los Angeles, today Broadway has three branches serving the greater Los Angeles area, and a fourth branch in Inglewood.

As the oldest existing African American bank west of the Mississippi, Broadway Federal has built a reputation of strength, integrity and trust. Broadway continues to focus on establishing and maintaining long-term relationships with its customers by creating mutually beneficial products and providing individual, efficient, knowledgeable service.

Broadway Federal employees are committed to offering personalized, friendly service with attention to detail while conducting themselves in a professional manner.

In partnership with our customers and our community, we are...
building legacies one customer at a time.



Dear Shareholders,

"Where have all of the relationships gone?" It seems that in these times of fast cars, fast food and fast talk, our hectic lives leave little room for meaningful relationships. From the married school teacher who puts in 60 hours/week followed by soccer practice, dinner with the family, and the children's' homework to the single mom working two jobs six days/week while raising three children, we all have precious few hours for us or for building relationships. Ask yourself, "How many close friends do I have outside my spouse or family?"

Unfortunately, we are facing a similar epidemic within our institutions, where the trend is toward internet transactions, voice mail interfaces, text messaging, self service and formula driven solutions.

As a consequence, 12 months ago we began a process of re-establishing meaningful relationships with our customers. Like many banks, we had become dependent on wholesale relationships, which are often financial interactions without substance. We rarely got to know our customer in the Jimmy Stewart sense of "It's a Wonderful Life."

Realizing that our customer relationships were the substance of our franchise value, and that enhancing those relationships would support growth and enhance profitability, we have been building a sales force of relationship managers to re-introduce to some and introduce to others the benefits of community banking with Broadway Federal Bank (Broadway or Bank).

Re-establishing our relationship with the customer was a process that involved:

- Identifying individuals with strong sales skills and motivated to venture outside the branch to capture new customers;
- Implementation of new products that met the changing needs of our customers; and
- Specialization in niche markets where Broadway could distinguish itself based on its knowledge of an industry sector, network of contacts within the sector, specialized products designed for the sector and individualized underwriting to address the unique circumstances of each customer.

In 2006, we accomplished the following:

- Increased our number of sales/relationship managers and conducted sales training. We implemented sales incentives and began a formal process of sales referrals and weekly sales meetings that included both the loan origination and retail banking sales staff.
- Broadway began accepting the Matricula Consular card for purposes of opening new accounts for recent immigrants; implemented an online platform for opening new accounts via the internet; offered "free checking" accounts; and introduced the Certificate of Deposit Account Registry Service that enables our customers to receive FDIC deposit insurance for accounts with deposits in excess of $100,000.
- Developed new markets for loan origination in sports finance, commercial and industrial loans and loans to charter schools, and re-established our presence in faith-based lending. Retail banking initiated cross sales to our loan customers and expanded to the new markets of entertainment, public sector institutions and large institutions and companies.

I am happy to report that the Bank is beginning to see the fruits of our labors. Existing customers are doing more business with us resulting in multiple banking relationships, past customers are returning to the Bank, and new clients are responding to the customer friendly environment, sector specialization, and Broadway's responsiveness to their individual requirements.

In 2007, we intend to continue to build meaningful relationships with customers within identified sectors and market niches. Our success is expected to increase profitability by improving our net interest margin and accelerating asset growth, which will ultimately enhance shareholder value.

Sincerely,



Paul C. Hudson
Chairman
Chief Executive Officer

Strength



Education

"Without the assistance of Broadway Federal, Community Harvest Charter School might not be open today! With Paul's personal assistance, Community Harvest was able to get through some lean times. We look forward to continuing our partnership with Broadway Federal during our period of growth and development."

Charletta Johnson, Co-Founder & Executive Director
Community Harvest Charter School

Church Initiative



Integrity

"Through Broadway Federal's willingness to see beyond today, we were able to complete a church building project that had been lingering for almost fifteen years. They later helped to establish the financial stability of another of our churches through refinancing and developed a working relationship that is beneficial to both the CME Church and Broadway Federal."

Bishop Henry M. Williamson, Sr.
Presiding Prelate, Ninth District Episcopal District
Christian Methodist Episcopal Church

Loyalty



"I lived in the neighborhood of 45th and Broadway when the Broadway headquarters were being built. Not long after the bank opened its' doors in 1947 I heard that Broadway was offering scholarships to youth in the immediate neighborhood. After hearing this I decided that I wanted to support Broadway Federal because they were committed to supporting community youth. I opened my account when Broadway was in its' infancy and have maintained my accounts over the years. With all the mergers and businesses going out of business I'm glad to know Broadway Federal has stood the test of time. Broadway Federal has been good to me and I'm happy it's still committed to serving the community."

Victoria R. Williams
Long-time Customer

Small Business



"Broadway Federal has continuously met and far exceeded our expectations. Not only are we provided with above the line competitive rates, we also have the comfort of speaking to bankers in our own language who are knowledgeble in their field, yet amicable and professional in their manner."

Maria Barojas, Owner
Maria's Café, Midtown Shopping Center


JETS

Youth Sports

"Many of our athletes come from low income families and don't get the support they need. For the past eleven years we have enrolled over 150 student athletes, ranging from 5 to 18 years of age, in our track and field program. It is financial contributions from organizations such as yours that allow us the cushion to supplement the participant's financial obligations as needed. We thank you."

Booker Woods, Head Coach
Los Angeles Jets Track Club

Looking forward

"I've been banking with Broadway Federal for almost ten years. I started by depositing my birthday money once a year, and now that I'm out of school and working, I'm depositing my paychecks. Every time I enter Broadway everyone is so friendly, it's like a home away from home."

Brittany A. Scott
2006 Spelman Graduate, Up-and-coming Screenwriter



"As a student with an interest in the civil rights movement and its legacy, I have been fortunate to intern at an institution that has been committed to extending financial opportunities to marginalized groups since it's founding over 60 years ago. I've had the unique opportunity of witnessing this incredible work "

Melody Chiong
PhD candidate, University of California, San Diego



Board of Directors

Seated: A. Odell Maddox, Paul C. Hudson, Daniel A. Medina
Standing: Robert C. Davidson, Jr., F. Glenn Harvey, Virgil Roberts, Kellogg Chan, Javier León, Rick McGill, Elrick M. Williams



Senior Management

Seated: Candis Hurdle Noel, Paul C. Hudson, Sam Sarpong
Standing: F. Glenn Harvey, Wilbur McKesson, Jr.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-KSB

(Mark one)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number **0-27464**

BROADWAY FINANCIAL CORPORATION

(Name of small business issuer in its charter)

Delaware	**95-4547287**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4800 Wilshire Boulevard, Los Angeles, California	**90010**
(Address of principal executive offices)	(Zip Code)

(323) 634-1700
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: **None**

Securities registered under Section 12(g) of the Exchange Act:
Common Stock (including attached preferred stock purchase rights), $0.01 par value per share
(Title of Class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

State issuer's revenues for its most recent fiscal year: $18,600,000

State the aggregate market value of the voting and non-voting common equity held by non-affiliates: $15,301,000, based on the average bid and asked price of such common equity, as of March 16, 2007.

State the number of shares outstanding of each of the issuer's classes of common equity, as of March 16, 2007: 1,637,415 shares of Common Stock

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the Registrant's 2007 Annual Meeting of Shareholders are incorporated by reference in Part III.

Transitional Small Business Disclosure Format (check one): Yes [ ] No [X]

TABLE OF CONTENTS

Forward-Looking Statements

Certain statements herein, including without limitation, matters discussed under "Management's Discussion and Analysis or Plan of Operation" in Part II, Item 6 of this Form 10-KSB, are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, that reflect our current views with respect to future events and financial performance. Forward-looking statements typically include the words "anticipate," "believe," "estimate," "expect," "project," "plan," "forecast," "intend," and other similar expressions. These forward-looking statements are subject to risks and uncertainties, including those identified below, which could cause actual future results to differ materially from historical results or from those anticipated. Readers should not place undue reliance on these forward-looking statements, which speak only as of their dates, or, if no date is provided, then as of the date of this Form 10-KSB. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The following factors, among others, could cause future results to differ materially from historical results or from those anticipated: (1) the level of demand for mortgage loans, which is affected by such external factors as interest rate levels, tax laws, and demographics of our lending markets; (2) the direction of interest rates and the relationship between market interest rates and the yield on our interest-earning assets and the cost of our interest-bearing liabilities; (3) the rate of loan losses incurred by us, the level of our loss reserves and management's judgments regarding the collectibility of loans; (4) federal and state regulation of the lending and deposit operations or other regulatory actions; (5) the actions undertaken by both current and potential new competitors; (6) the possibility of adverse trends in the residential and commercial real estate markets; (7) the effect of changes in economic conditions; (8) the effect of geopolitical uncertainties; and (9) other risks and uncertainties detailed in this Form 10-KSB, including "Management's Discussion and Analysis or Plan of Operation."

PART I

Item 1. Description of Business

General

Broadway Financial Corporation (the "Company") was incorporated under Delaware law in 1995 for the purpose of acquiring and holding all of the outstanding capital stock of Broadway Federal Savings and Loan Association ("Broadway Federal" or the "Bank") as part of the Bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings bank. In connection with the conversion, the Bank's name was changed to "Broadway Federal Bank, f.s.b." The conversion was completed, and the Bank became a wholly owned subsidiary of the Company, in January 1996.

Broadway Federal is a community-oriented savings institution dedicated to serving the African-American, Hispanic and other communities of Mid-City and South Los Angeles, California. We conduct our business from three banking offices in Los Angeles, one banking office located in the nearby City of Inglewood and a loan production office in the City of Irvine. Our executive offices are located at 4800 Wilshire Boulevard, Los Angeles, California 90010. The telephone number is (323) 634-1700. Shareholders, analysts and others seeking information about us can visit our website at www.broadwayfederalbank.com.

Our principal business consists of attracting retail deposits from the general public in the areas surrounding our branch offices and investing those deposits, together with funds generated from operations and borrowings, primarily in multi-family residential and commercial real estate loans. In addition, we invest in securities issued by the federal government and agencies, mortgage-backed securities, mortgage-related mutual funds and other investments.

We originate and purchase loans for investment and for sale. In most instances, we retain the servicing rights with respect to loans sold. Our primary sources of revenue are interest we earn on our mortgage loans and securities. Our principal expenses are interest expense we incur on our interest-bearing liabilities, including deposits and borrowings, together with general and administrative expenses. Our primary sources of funds are deposits, principal and interest payments on our loans and securities, proceeds from sales of our loans and securities, and Federal Home Loan Bank ("FHLB") borrowings.

The Bank is regulated by the Federal Deposit Insurance Corporation ("FDIC") and the Office of Thrift Supervision ("OTS"). The Bank's deposits are insured up to applicable limits by the Savings Association Insurance Fund ("SAIF") of the FDIC. The Bank is also a member of the Federal Home Loan Bank ("FHLB") of San Francisco. See "Regulation."

At December 31, 2006, the Bank was classified as "well-capitalized" under applicable OTS and FDIC capital regulations.

Market Area and Competition

The Los Angeles metropolitan area is a highly competitive market in which we face significant competition in making loans and in attracting deposits. Although our offices are primarily located in low and moderate income minority areas that have historically been under-served by other financial institutions, we are facing increasing competition for deposits and residential mortgage lending in our immediate market areas, including direct competition from a number of financial institutions with branch offices or loan origination capabilities in our market area as well as from institutions with internet-based programs. Most of these financial institutions are significantly larger and have greater financial resources than we are, and many have a regional, statewide or national presence. We believe that this competition has increased substantially, particularly with respect to one-to four-family and multi-family residential lending activities. Many larger institutions, able to accept lower returns on loans in our market, do so to attract a sufficient volume of such loans in response to the increased emphasis by federal regulators on financial institutions' fulfillment of their responsibilities under the Community Reinvestment Act. See "Regulation-Community Reinvestment Act."

For much of the period since World War II, the communities of Mid-City and South Los Angeles had a predominately African-American population and, although there is significant variation among communities in South Los Angeles, a substantial portion of the area has historically consisted of low and moderate income neighborhoods and commercial areas. While the area remains predominantly low and moderate income in nature, in more recent years the population has changed, with a rapidly growing Hispanic community, as well as Asian and other ethnic communities.

Lending Activities

General. Our primary lending activity is the origination of loans secured by first mortgages on multi-family residential properties and commercial real estate properties. We also make one- to four-family residential loans, church loans, construction loans, loans to sports franchises, commercial business loans and consumer loans. We emphasize the origination of adjustable-rate loans ("ARMs") and hybrid ARM loans (ARM loans having an initial fixed rate period) primarily for retention in our portfolio in order to increase the percentage of loans with more frequent repricing, thereby reducing our exposure to interest rate risk. At December 31, 2006, approximately 94% of our mortgage loans had adjustable rates. Although we have continued to originate fixed rate mortgage loans in response to customer demand, and our strategy is to have a portion of our interest earning assets be assets that do not reprice regularly, a large portion of the fixed rate mortgage loans we originate that are eligible for purchase by FNMA and the FHLMC ("conforming loans") and some of our ARMs and hybrid ARMs are sold in the secondary market, primarily to other financial institutions. The decision as to whether the loans will be retained in our portfolio or sold is generally made at the time of loan origination or purchase. At December 31, 2006, we had no loans held for sale.

The types of loans that we originate are subject to federal laws and regulations. The interest rates that we charge on loans are affected by the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are in turn affected by, among other things, economic conditions, monetary policies of the federal government, including the Federal Reserve Board, and legislative tax policies. Federal savings associations and savings banks are not subject to usury or other interest rate limitations.

Multi-Family and Commercial Real Estate Lending. We focus our lending efforts primarily on the origination of multi-family and commercial real estate loans. These loans are secured primarily by multi-family dwellings or by properties used for business or religious purposes, such as small office buildings, health care facilities, retail facilities and church buildings located in our primary market area. Most loans are originated with maturities of up to 30 years. Multi-family loans amounted to $131.3 million and $154.2 million at December 31, 2006 and 2005, respectively. At December 31, 2006, multi-family loans represented 52% of our gross loan portfolio, compared to 67% at December 31, 2005. Of the multi-family residential mortgage loans outstanding at December 31, 2006, 2% were fixed rate loans and 98% were ARMs. Our largest multi-family loan at December 31, 2006, had an outstanding balance of $1.6 million and is secured by a 75-unit property located in Van Nuys, California. Our ten largest multi-family loans at December 31, 2006, aggregated $14.1 million.

Our commercial real estate loans amounted to $78.1 million and $53.3 million at December 31, 2006 and 2005, respectively. At December 31, 2006, commercial real estate lending represented 31% of our gross loan portfolio, compared to 23% at December 31, 2005. Of the commercial real estate loans outstanding at December 31, 2006, 10% were fixed rate loans and 90% were ARMs. The largest commercial real estate loan in our portfolio at December 31, 2006 had an outstanding balance of $3.1 million and is secured by two retail/office buildings located in Van Nuys, California. Our ten largest commercial real estate loans at December 31, 2006, aggregated $21.7 million.

The interest rate on ARM loans is based on a variety of indices such as the 11th District Cost of Funds Index ("COFI"), the 1-year Treasury Index ("Treasury"), the six-month London InterBank Offered Rate Index

("LIBOR"), or the Prime Rate. We currently offer loans with interest rates that adjust monthly, semi-annually, and annually. Borrowers are required to make monthly payments under the terms of such loans.

Loan secured by multi-family and commercial real estate properties are granted based on the income producing potential of the property and the financial strength of the borrower. The primary factors considered include, among other things, the net operating income of the mortgaged premises before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to required principal and interest payments, or debt service), and the ratio of the loan amount to the lower of the selling price or the appraised value.

We believe that the risks associated with multi-family and commercial real estate loans described below are mitigated by our underwriting requirements, which include limitations on loan-to-value ratios and debt service coverage ratios. Under our underwriting policies, loan-to-value ratios on our multi-family and commercial real estate loans usually do not exceed 75% of the lower of the selling price or the appraised value of the underlying property. We also generally require minimum debt service ratios of 120% for multi-family loans and 130% for commercial real estate loans. Properties securing multi-family and commercial real estate loans are appraised by a board-approved independent appraiser and title insurance is required on all loans.

Multi-family and commercial real estate loans are generally viewed as exposing the lender to a greater risk of loss than single-family residential loans and typically involve higher loan principal amounts than loans secured by single-family residential real estate. Because payments on loans secured by multi-family and commercial real estate properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or economy. Adverse economic conditions in our primary lending market area could result in reduced cash flows on multi-family and commercial real estate loans, vacancies and reduced rental rates on such properties. We seek to minimize these risks by originating such loans on a selective basis and generally restrict such loans to our general market area.

Originating loans secured by church properties is a market niche in which we have been active since our inception. We believe that the importance of church organizations in the social and economic structure of the communities we serve makes church lending an important aspect of our community orientation. We further believe that the importance of churches in the lives of the individual members of the respective congregations encourages donations even in difficult economic times, thereby providing somewhat greater assurance of financial resources to repay such church loans compared to other types of commercial properties. Nonetheless, adverse economic conditions can result in risks to loan repayment that are similar to those encountered in other types of commercial lending, and such church lending is subject to other risks not necessarily directly related to economic factors such as the stability, quality and popularity of church leadership. Church loans included in our commercial real estate portfolio totaled $16.7 million and $15.8 million at December 31, 2006 and 2005, respectively.

The underwriting standards for loans secured by church properties are different than for other commercial real estate properties in that the ratios used in evaluating the loan are based upon the level and history of church member contributions as a repayment source rather than income generated by rents or leases.

One-to Four-Family Mortgage Lending. We offer ARMs and fixed rate loans secured by one-to four-family ("single-family") residences, with maturities up to 30 years. Substantially all of such loans are secured by properties located in Southern California, with most being in our primary market areas of Mid-City and South Los Angeles. Loan originations are generally obtained from our loan representatives, existing or past customers, and referrals from members of churches or other organizations in the local communities where we operate. Single-family loans totaled $25.2 million and $19.5 million at December 31, 2006 and 2005, respectively. At December 31, 2006, single-family loans represented 10% of our gross loan portfolio, compared to 9% at December 31, 2005. Of the one- to four-family residential mortgage loans outstanding at December 31, 2006, 18% were fixed rate loans and 82% were ARMs.

The interest rates for our single-family ARMs are indexed to COFI and the 1-year Constant Maturity Treasury Index ("1 Yr. CMT"). We currently offer loans with interest rates that adjust monthly, semi-annually, and annually. Borrowers are required to make monthly payments under the terms of such loans.

We qualify our ARM borrowers based upon the fully indexed interest rate (LIBOR or other index plus an applicable margin, rounded to the nearest one-eighth of 1%) provided by the terms of the loan. However, the initial rate paid by the borrower may be discounted to a rate we determine to adjust for market and other competitive factors. The ARMs that we offer have a lifetime adjustment limit that is set at the time the loan is approved. Because of interest rate caps and floors, market rates may exceed and/or go below the respective maximum or minimum rates payable on our ARMs.

Our policy is to originate one- to four-family residential mortgage loans in amounts up to 80% of the lower of the appraised value or the selling price of the property securing the loan and up to 95% (and under certain circumstances up to 97%) of the selling price if private mortgage insurance is obtained. We may originate loans based on other parameters for loans that are originated for committed sales to other investors. Properties securing a single-family loan are appraised by an approved independent appraiser and title insurance is required on all loans.

Mortgage loans that we originate generally include due-on-sale clauses, which provide us with the contractual right to declare the loan immediately due and payable in the event the borrower transfers ownership of the property without our consent. Due-on-sale clauses are an important means of adjusting the rates on our fixed rate mortgage loan portfolio.

The majority of our single-family loans were made available through a joint venture between the Company and Metrocities Mortgage, LLC. The Company referred loan customers to the joint venture, which was named Broadway Metro Financial, and Metrocities Mortgage, LLC provided the origination, processing, underwriting, and funding services. This arrangement enabled us to offer to customers a full spectrum of single-family loan products at competitive pricing. Profits from the joint venture were split 50/50 in accordance with the terms of its Agreement and amounted to $21,000 in 2006. The Company terminated the joint venture with Metrocities Mortgage in November 2006 and is in the process of establishing new joint ventures for the origination of single-family loans.

Commercial Lending. We originate and purchase non-real estate commercial loans that are secured by business assets, the franchise value of the business, if applicable, and individual assets. Most loans are originated with maturities of up to 5 years. Commercial loans amounted to $12.2 million and $-0- million at December 31, 2006 and 2005, respectively. At December 31, 2006, commercial loans represented 5% of our gross loan portfolio, compared to 0% at December 31, 2005. All of the commercial loans outstanding at December 31, 2006 were variable rate loans. At December 31, 2006, the largest amount of commercial loans outstanding to one borrower was $3.2 million to a sports franchise.

In 2006, our commercial lending primarily consisted of loans to sports franchises and nationally syndicated corporate loan facilities. Sports lending is a specialty niche that the Bank began in 2006 with the hiring of F. Glenn Harvey from Comerica Bank where he created and managed Comerica's sports loan initiatives. The Board of Directors approved a sports finance policy that restricts lending to national professional sports franchises. Sports loans are generally perceived to be risky due to the large amount of intangible value of a professional sports franchise. To offset risk, Broadway Federal's policy imposes the following underwriting requirements: 1) maximum loan to franchise value ratios; 2) operating support agreements that require funding of any potential losses by a credit worthy third party (usually an ultra high net worth member of the sports franchise ownership group); 3) 12 months of interest reserve. The interest rate on sports loans is variable and is based on the six-month LIBOR or the Prime Rate.

We also participate as a direct lender in selected large nationally syndicated credits. These corporate credits are typically rated by a credit rating service and are secured by the assets of the borrowers. These nationally syndicated credits are typically floating rate loans based on six-month LIBOR. Mr. Harvey, who has been actively engaged as a corporate lender with these types of credits for over 20 years, is aided in this new commercial lending effort by an experienced group of analysts and back-office support staff recently recruited from large corporate banking environments.

Construction Lending. At December 31, 2006, we had $2.1 million in construction loans, representing 1% of our gross loan portfolio. We provide loans for construction of single-family, multi-family and commercial real estate projects and for land development. We generally make construction and land loans at variable interest rates based upon the Wall Street Journal Prime Rate. Generally, we require a loan-to-value ratio of 75% to 80% on a purchase and a loan-to-cost ratio of 80% to 90% on a refinance.

Construction loans involve risks different from completed project lending because we advance loan funds based upon the security of the completed project under construction. If the borrower defaults on the loan, we may have to advance additional funds to finance the project's completion before the project can be sold. Moreover, construction projects are affected by uncertainties inherent in estimating construction costs, potential delays in construction time, market demand and the accuracy of the value of the completed project.

Consumer Lending. Our consumer loans primarily consist of loans secured by savings accounts. At December 31, 2006, loans secured by savings accounts represented $718,000, or 0.3%, of our gross loan portfolio. Loans secured by depositors' accounts are generally made up to 90% of the current value of the pledged account, at an interest rate between 2% and 4% above the rate paid on the account, depending on the type of account, and for a term expiring the earlier of one year from origination or upon the maturity of the account.

Loan Approval Procedures and Authority. Our Board of Directors establishes our lending policies. The Loan Committee, which is comprised of the Chief Lending Officer and four members of the Board of Directors, one of whom is the Chief Executive Officer, is primarily responsible for establishing and monitoring our lending policies.

The Board of Directors has authorized the following loan approval limits based upon the amount of our total loans to each borrower: if the total of the borrower's existing loans and the loan under consideration is $500,000 or less, the new loan may be approved by either the Senior Vice President / Chief Loan Officer or the President; if the total of the borrower's existing loans and the loan under consideration is from $500,001 to $1,000,000, the new loan must be approved by one Loan Committee member, in addition to the Senior Vice President / Chief Loan Officer; if the total of the borrower's existing loans and the loan under consideration is from $1,000,001 up to $1,750,000, the new loan must be approved by two Board appointed non-management Loan Committee members, in addition to the Senior Vice President / Chief Loan Officer; and if the total of existing loans and the loan under consideration is more than $1.75 million, the loan must receive unanimous Loan Committee approval. If unanimous approval is not received, then the loan may be presented to the Executive Committee of the Board of Directors for approval. In addition, it is our practice that all loans approved only by management be reported the following month to the Loan Committee, and be ratified by the Board of Directors.

For all loans that we originate, upon receipt of a loan application from a prospective borrower, a credit report is ordered and certain other information is verified by an independent credit agency and, if necessary, additional financial information is requested. An appraisal of the real estate intended to secure the proposed loan is required, which appraisal is performed by an independent licensed or certified appraiser designated and approved by us. The Board annually reviews our appraisal policy and the independent appraisers that we use.

It is our policy to obtain title insurance on all real estate loans. Borrowers must also obtain hazard insurance naming Broadway Federal as a loss payee prior to loan closing. If the original loan amount exceeds 80% on a sale or refinance of a first trust deed loan, private mortgage insurance is typically required and the borrower is required to make payments to a mortgage impound account from which we make disbursements for private mortgage insurance, taxes and hazard and flood insurance as required.

Delinquencies and Classified Assets. We perform a monthly review of all delinquent loans and reports are made quarterly to the Loan Committee of the Board of Directors. When a borrower fails to make a required payment on a loan, we take a number of steps to induce the borrower to cure the delinquency and restore the loan to current status. The procedures we follow with respect to delinquencies vary depending on the nature of the loan and the period of delinquency. In the case of residential mortgage loans, we generally send the borrower a written notice of nonpayment promptly after the loan becomes past due. In the event payment is not received promptly thereafter, additional letters are sent and telephone calls are made. If the loan is still not brought current and it becomes necessary for us to take legal action, we generally commence foreclosure proceedings against all real property that secures the loan.

We cease to accrue interest on all loans that are 90 days past due. When a loan first becomes 90 days past due, all previously accrued but unpaid interest is deducted from interest income. In the event a non-accrual loan subsequently becomes current, which would require that the borrower pay all past due payments, late charges and any other delinquent fees owed, all income is recognized and the loan is returned to accrual status.

In the case of commercial real estate loans, we generally contact the borrower by telephone and send a written notice of non-payment upon expiration of the grace period. Decisions as to when to commence foreclosure actions for commercial real estate loans are made on a case-by-case basis. We may consider loan workout arrangements with these types of borrowers in certain circumstances.

If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan is sold at foreclosure by the trustee named in the deed of trust. Property foreclosed upon and not purchased by a third party at the foreclosure sale is held by us as real estate owned through foreclosure ("REO") and is carried in our consolidated financial statements at the estimated fair value less the costs estimated to be necessary to sell the property.

Federal regulations and our internal policies require that we utilize an asset classification system as a means of monitoring and reporting problem and potential problem assets. We have incorporated asset classifications as a part of our credit monitoring system and thus classify problem assets and potential problem assets as "Substandard," "Doubtful" or "Loss" assets. An asset is considered "Substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "Doubtful" have all of the weaknesses inherent in those classified "Substandard" with the added characteristic that the weaknesses make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "Loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories, but that are considered to possess some weaknesses, are designated "Special Mention."

We have established an allowance for loan losses in an amount deemed prudent by management. General valuation allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a federally insured institution classifies one or more assets, or portions thereof, as "Loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

A financial institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by banking regulators, which can order the establishment of additional loss allowances. The OTS, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of valuation guidelines. Generally, the policy statement recommends that financial institutions have effective systems and controls to identify, monitor and address asset quality problems, that management analyze all significant factors that affect the collectibility of the portfolio in a reasonable manner and that management establish acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Although we believe we have established adequate loan loss allowances, actual losses are dependent upon future events. Accordingly, further material additions to the level of loan loss allowances may become necessary. In addition, there can be no assurance that the OTS or the FDIC, in reviewing our loan portfolio in connection with periodic regulatory examinations, will not request us to materially increase our allowance for loan losses based on such agencies' evaluation of the facts available to the OTS or the FDIC at that time, thereby negatively affecting our financial condition and earnings.

At December 31, 2006, no loans were classified as "Substandard," "Doubtful" or "Loss" and three loans were designated as "Special Mention". At December 31, 2006, the largest loan designated as "Special Mention" had a principal balance of $243,000 and was secured by a single-family property.

Investment Activities

Federally chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federally chartered savings institutions may also invest in commercial paper, investment grade corporate debt securities and mutual funds whose assets are limited to investments that a federally chartered savings institution is authorized to make directly.

Our investment policy is to provide a source of liquidity for deposit contraction, repayment of borrowings and loan fundings, and to generate a favorable return on investments without incurring undue interest rate and credit risk. Our investment policy generally permits investments in money market instruments such as Federal Funds Sold, certificates of deposit of insured banks and savings institutions, direct obligations of the U. S. Treasury, Federal Agency securities, Agency-issued securities and mortgage-backed securities, mutual funds, municipal obligations, corporate bonds and marketable equity securities. Mortgage-backed securities consist principally of FNMA, FHLMC and GNMA securities backed by 30-year amortizing hybrid ARM loans, structured with a fixed interest rate for a period of three to seven years, after which time the loans convert to a one-year or six-month adjustable rate mortgage. For further information, see Securities on page 25.

Sources of Funds

General. Deposits are our primary source of funds for supporting our lending and other investment activities and general business purposes. In addition to deposits, we derive funds from loan repayments and prepayments, proceeds from sales of loans and mortgage-backed and investment securities, FHLB borrowings and cash flows generated from operations.

Deposits. We offer a variety of deposit accounts with a range of interest rates and terms. Our deposits principally consist of passbook savings accounts, non-interest bearing checking accounts, NOW and other demand accounts, money market accounts, and fixed-term certificates of deposit. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. Our deposits are obtained predominantly from the areas in which our branch offices are located. We rely primarily on customer service and long-standing relationships with customers to attract and retain these deposits. We emphasize our retail "core" deposit relationships, consisting of customers with passbook accounts, checking accounts, non-interest bearing demand accounts and money market accounts, which we believe tend to be more stable and available at a lower cost than other, longer term types of deposits. However, market interest rates, including rates offered by competing financial institutions, significantly affect our ability to attract and retain deposits. We generally have not solicited deposit accounts by increasing the rates of interest paid as quickly as some of our competitors. We have, from time to time, used brokers to obtain wholesale deposits. Late in 2004, we joined a deposit program called Certificate of Deposit Account Registry Service ("CDARS"), which increased the amount of deposits. At December 31, 2006, we had approximately $29.3 million of brokered deposits. For further information, see "Deposits" on page 26.

Borrowings. Besides deposits, we have utilized other sources to fund our loan origination and other business activities, including borrowings from the FHLB of San Francisco. We have also issued junior subordinated debentures as an additional source of funds. Advances from the FHLB are secured primarily by mortgage loans and mortgage-backed securities. Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions, including Broadway Federal, for purposes other than meeting withdrawals, changes from time to time in accordance with the policies of the FHLB. At December 31, 2006 and 2005, we had $50.0 million and $56.5 million, respectively, in outstanding advances from the FHLB. For further information, see "Borrowings" on page 27.

We have an unsecured $6.0 million revolving line of credit agreement with First Federal Bank of California. Interest is at the prime rate if the loan proceeds are used for CRA lending, and at prime plus one percent if the loan proceeds are used for any other purpose. The line of credit is renewable annually, and may be converted to a four-year term loan at the same rate of interest. There were no outstanding balances on the line of credit at December 31, 2006.

Personnel

At December 31, 2006, we had 72 employees, which consisted of 62 full-time and 10 part-time employees. We believe that we have good relations with our employees and none are represented by a collective bargaining group.

Regulation

General. We are registered with the OTS as a savings and loan holding company and are subject to regulation and examination in that capacity by the OTS. Broadway Federal is a federally chartered savings bank and a member of the FHLB System. Our customer deposits are insured through the Savings Association Insurance Fund, which is one of two deposit insurance funds currently managed by the FDIC, but which is to be merged with the Bank Insurance fund, which is the FDIC's other insurance Fund, under recent Federal legislation. We are subject to examination and regulation by the OTS with respect to most of our business activities, including, among other things, capital standards, general investment authority, deposit taking and borrowing authority, mergers, establishment of branch offices, and permitted subsidiary investments and activities. We are also subject to regulation by the FDIC. The OTS's operations, including examination activities, are funded by assessments levied on its regulated institutions.

We are further subject to the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") concerning reserves required to be maintained against deposits, transactions with affiliates, Truth in Lending and other consumer protection requirements and certain other matters.

Financial institutions, including Broadway Federal, are also subject, under certain circumstances, to potential liability under various statutes and regulations applicable to property owners generally, including statutes and regulations relating to the environmental condition of real property and liability for the remediation of adverse environmental conditions thereof. The potential liabilities under federal and state environmental legislation may affect our decision whether to foreclose on real property that secures our loans and on the actions we may take with respect to our borrowers preceding foreclosure. Liability for environmental remediation costs may be imposed under federal and state laws without regard to whether an entity actually caused the environmental condition and may, under certain circumstances, be imposed on a real property lender if the lender is deemed to exercise control over the borrower that is the owner of the real property. If we foreclose on property containing hazardous substances, we could become subject to additional environmental statutes, regulations and common law relating to such matters as asbestos abatement, lead-based paint abatement, hazardous substance investigation and remediation, waste water discharges, hazardous waste management, and third party claims for personal injury and property damage.

The descriptions of the statutes and regulations applicable to us and the effects thereof set forth below and elsewhere herein do not purport to be a complete description of such statutes and regulations and their effects on us. The descriptions also do not purport to identify every statute and regulation that may apply to us.

Capital Requirements. The Bank must meet regulatory capital standards to be deemed in compliance with the OTS capital requirements. OTS capital regulations require savings institutions to meet three capital standards: (1) tangible capital equal to 1.5% of total adjusted assets; (2) leverage capital, or "core capital," equal to 4.0% of total adjusted assets; and (3) risk-based capital equal to 8.0% of total risk-based assets. In assessing an institution's capital adequacy, the OTS takes into consideration not only these numeric factors but also qualitative factors as well, and has the authority to establish higher capital requirements for individual institutions where necessary. At December 31, 2006, the Bank's regulatory capital exceeded all minimum regulatory capital requirements.

The core capital requirement generally requires a savings institution to maintain "core capital" of not less than 4% (3% for certain highly evaluated institutions not experiencing or anticipating significant growth) of adjusted total assets. "Core capital" includes common stockholders' equity (including retained earnings), non-cumulative perpetual preferred stock and any related surplus and minority interests in the equity accounts of fully consolidated subsidiaries. The amount of an institution's core capital is, in general, calculated in accordance with generally accepted accounting principles ("GAAP"), with certain exceptions. Intangible assets must be deducted from core capital, with certain exceptions and limitations, including mortgage servicing rights and certain other intangibles, which may be included on a limited basis.

A savings institution is required to maintain "tangible capital" in an amount not less than 1.5% of adjusted total assets. "Tangible capital" is defined for this purpose to mean core capital less any intangible assets, plus mortgage servicing rights, subject to certain limitations.

The risk-based capital requirements provide that the capital ratios applicable to various classes of assets are to be adjusted to reflect the degree of risk associated with such classes of assets. In addition, the asset base for computing a savings institution's capital requirement includes off-balance sheet items, including assets sold with recourse. Generally, the Capital Regulations require savings institutions to maintain "total capital" equal to 8.00% of risk-weighted assets. "Total capital" for these purposes consists of core capital and supplementary capital. Supplementary capital includes, among other things, certain types of preferred stock and subordinated debt and, subject to certain limitations, loan and lease general valuation allowances. At December 31, 2006 and 2005, the general valuation allowance included in our supplementary capital was $1.7 million and $1.4 million, respectively. A savings institution's supplementary capital may be used to satisfy the risk-based capital requirement only to the extent of that institution's core capital.

Following is a reconciliation of our equity capital to the minimum OTS regulatory capital requirements as of December 31, 2006 and December 31, 2005:

	As of December 31,					
	2006			2005		
	Tangible Capital	Core Capital	Risk-Based Capital	Tangible Capital	Core Capital	Risk-Based Capital
	(In thousands)					
Equity capital-Broadway Federal	$23,930	$23,930	$23,930	$21,584	$21,584	$21,584
Additional supplementary capital:						
General valuation allowance	-	-	1,696	-	-	1,420
Assets required to be added	-	-	-	-	-	-
Regulatory capital balances	23,930	23,930	25,626	21,584	21,584	23,004
Minimum requirement	4,515	12,040	16,957	4,384	11,692	15,049
Excess over requirement	$19,415	$11,890	$ 8,669	$17,200	$ 9,892	$ 7,955

The Federal Deposit Insurance Act contains prompt corrective action ("PCA") provisions pursuant to which banks and savings institutions are to be classified into one of five categories based primarily upon capital adequacy, ranging from "well capitalized" to "critically undercapitalized" and which require, subject to certain exceptions, the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes "undercapitalized" and to take additional actions if the institution becomes "significantly undercapitalized" or "critically undercapitalized."

Under the OTS regulations implementing the PCA provisions, an institution is "well capitalized" if it has a Total Risk-based capital ratio of 10.00% or greater, has a Tier 1 Risk-based capital ratio (Tier 1 capital to total risk-weighted assets) of 6.00% or greater, has a Core capital ratio of 5.00% or greater and is not subject to any written capital order or directive to meet and maintain a specific capital level or any capital measure. An institution is "adequately capitalized" if it has a Total Risk-based capital ratio of 8.00% or greater, has a Tier 1 Risk-based capital ratio of 4.00% or greater and has a Core capital ratio of 4.00% or greater (3.00% for certain highly rated institutions). The OTS also has authority, after an opportunity for a hearing, to downgrade an institution from "well capitalized" to "adequately capitalized," or to subject an "adequately capitalized" or "undercapitalized" institution to the supervisory actions applicable to the next lower category, for supervisory concerns. At December 31, 2006, the Bank was considered "well capitalized" by the OTS, with a total risk-based capital ratio of 12.09%, Tier 1 risk-based capital ratio of 11.29% and leverage ratio of 7.95%.

Loans to One Borrower. Savings institutions generally are subject to the lending limits that are applicable to national banks. With certain limited exceptions, the maximum amount that a savings institution may lend to any borrower (including certain related persons or entities of such borrower) is an amount equal to 15% of the savings institution's unimpaired capital and unimpaired surplus, plus an additional 10% for loans fully secured by readily marketable collateral. Real estate is not included within the definition of "readily marketable collateral" for this purpose. At December 31, 2006, the maximum amount that the Bank could lend to any one borrower (including related persons and entities) under the current loans to one borrower regulatory limit was $3.8 million. Our internal policy limits loans to one borrower to $3.2 million. At December 31, 2006, the largest aggregate amount of loans that we had outstanding to any one borrower was $3.2 million.

Community Reinvestment Act. The Community Reinvestment Act ("CRA") requires each savings institution, as well as other lenders, to identify the communities served by the institution's offices and to identify the types of credit the institution is prepared to extend within those communities. The CRA also requires the OTS to assess the performance of the institution in meeting the credit needs of its communities as part of its examination of a savings institution, and to take such assessments into consideration in reviewing applications for mergers, acquisitions and other transactions. An unsatisfactory CRA rating may be the basis for denying an application. Community groups have successfully protested applications on CRA grounds. In connection with the assessment of a savings institution's CRA performance, the OTS assigns ratings of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Bank was rated "outstanding" in its most recent CRA examination.

Qualified Thrift Lender Test. Savings institutions regulated by the OTS are subject to a qualified thrift lender ("QTL") test, which in general requires such an institution to maintain on an average basis at least 65% of its portfolio assets (as defined) in "qualified thrift investments." Qualified thrift investments include, in general, loans, securities and other investments that are related to housing, shares of stock issued by any Federal Home Loan Bank, loans for educational purposes, loans to small business, loans made through credit cards or credit card accounts and certain other permitted thrift investments. A savings institution's failure to remain a QTL may result in conversion of the institution to a bank charter or operation under certain restrictions including limitations on new investments and activities, and the imposition of the restrictions on branching and the payment of dividends that apply to national banks. At December 31, 2006, the Bank was in compliance with the QTL test requirements.

The USA Patriot Act, Bank Secrecy Act ("BSA"), and Anti-Money Laundering ("AML") Requirements. The USA PATRIOT Act (the Act) was enacted after September 11, 2001 to provide the federal government with powers to prevent, detect, and prosecute terrorism and international money laundering, and has resulted in promulgation of several regulations that have a direct impact on savings associations. There are a number of programs that financial institutions must have in place such as: (i) a program to manage BSA/AML risk; (ii) a Customer Identification Program designed to determine the true identity of customers, document and verify the information, and determine whether the customer appears on any federal government list of known or suspected terrorist or terrorist organizations; and (iii) a program for monitoring for the timely detection and reporting of suspicious activity and reportable transactions.

Savings and Loan Holding Company Regulation. As a savings and loan holding company, we are subject to certain restrictions with respect to our activities and investments. Among other things, we are generally prohibited, either directly or indirectly, from acquiring more than 5% of the voting shares of any savings association or savings and loan holding company that is not a subsidiary of the Company.

OTS approval must be obtained prior to any person acquiring control of the Company or Broadway Federal. Control is conclusively presumed to exist if, among other things, a person acquires more than 25% of any class of voting stock of the institution or holding company or controls in any manner the election of a majority of the directors of the insured institution or the holding company and may be presumed to exist at lower levels of ownership under certain circumstances.

Restrictions on Dividends and Other Capital Distributions. In general, the prompt corrective action regulations prohibit an OTS-regulated institution from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person, such as its parent holding company, if, following the distribution or payment, the institution would be within any of the three undercapitalized categories. In addition to the prompt corrective action restriction on paying dividends, OTS regulations limit certain "capital distributions" by savings associations. Capital distributions are defined to include, among other things, dividends and payments for stock repurchases and cash-out mergers.

Under the OTS capital distribution regulations, a savings association that is a subsidiary of a savings and loan holding company must notify the OTS of an association capital distribution at least 30 days prior to the declaration of the capital distribution. The 30-day period provides the OTS an opportunity to object to the proposed dividend if it believes that the dividend would not be advisable.

An application to the OTS for approval to pay a dividend is required if: (a) the total of all capital distributions made during that calendar year (including the proposed distribution) exceeds the sum of the institution's year-to-date net income and its retained income for the preceding two years; (b) the institution is not entitled under OTS regulations to "expedited treatment" (which is generally available to institutions the OTS regards as well run and adequately capitalized); (c) the institution would not be at least "adequately capitalized" following the proposed capital distribution; or (d) the distribution would violate an applicable statute, regulation, agreement, or condition imposed on the institutions by the OTS.

The Bank's ability to pay dividends to the Company is also subject to the restriction that the Bank is not permitted to pay dividends to the Company if its regulatory capital would be reduced below the amount required for the liquidation account established in connection with the conversion of the Bank from the mutual to the stock form of organization.

Tax Matters

Federal Income Taxes

General. We report our income on a calendar year basis using the accrual method of accounting and are subject to federal income taxation in the same manner as other corporations with certain exceptions, including particularly the Bank's tax reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company.

Bad Debt Reserves. The Bank has qualified under provisions of the Internal Revenue Code (the "Code") that in the past allowed qualifying savings institutions to establish reserves for bad debts, and to make additions to such reserves, using certain preferential methodologies. Under the relevant provisions of the Code as currently in effect, a small bank (a bank with $500 million or less of assets) may continue to utilize a reserve method of accounting for bad debts, under which additions to reserves are based on the institution's six-year average loss experience. Broadway Federal qualifies as a small bank and has utilized the reserve method of accounting for bad debts based on its actual loss experience.

California Taxes

As a savings and loan holding company filing California franchise tax returns on a combined basis with its subsidiaries, the Company is subject to California franchise tax at the rate applicable to "financial corporations." The applicable tax rate is the rate for general corporations plus 2%. Under California regulations, bad debt deductions are available in computing California franchise taxes using a three or six year average loss experience method.

Item 2. Description of Property

We conduct our business through four branch offices. Our loan service operation is also conducted from one of our branch offices. Our administrative and corporate operations are conducted from our corporate facility located at 4800 Wilshire Boulevard, Los Angeles, which also houses one of our branch offices. There are no mortgages, material liens or encumbrances against any of our owned properties. We believe that all of the properties are adequately covered by insurance, and that our facilities are adequate to meet our present needs.

Location	Leased or Owned	Original Date Leased or Acquired	Date of Lease Expiration	Net Book Value of Property or Leasehold Improvements at December 31, 2006
				(In thousands)
Administrative/Branch Office/ Loan Origination Center: 4800 Wilshire Blvd Los Angeles, CA	Owned	1997	-	$1,872
Branch Offices: 4835 West Venice Blvd. Los Angeles, CA	Building Owned on Leased Land	1965	2013	$ 137
170 N. Market Street Inglewood, CA (Branch Office/Loan Service Center)	Owned	1996	-	$ 755
4001 South Figueroa Street Los Angeles, CA	Owned	1996	-	$2,080
Loan Production Office: 19800 MacArthur Blvd, Suite 300 Irvine, CA	Leased	2005	2007	-

Item 3. Legal Proceedings

In the ordinary course of business, we are defendants in various litigation matters from time to time. In our opinion, the disposition of any suits pending against us would not have a material adverse effect on our financial position, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of stockholders during the fourth quarter of 2006.

PART II

Item 5. Market for Common Equity and Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

The common stock of the Company is traded in the over-the-counter market and is quoted through the National Association of Securities Dealers Automated Quotation Capital Market ("NASDAQ Capital Market") under the symbol "BYFC." As of March 16, 2007, 1,637,415 shares of Common Stock were outstanding and held by approximately 414 holders of record (not including the number of persons or entities holding stock in nominee or street name through various brokerage firms). The following table sets forth for the end of the fiscal quarters indicated the range of high and low bid prices per share of the common stock of the Company as reported on NASDAQ Capital Market.

2006	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$11.50	$11.09	$10.90	$11.25
Low	$10.49	$10.02	$10.40	$10.25

2005	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$13.17	$11.95	$12.40	$11.50
Low	$11.02	$10.25	$10.35	$10.20

The Company paid quarterly dividends on its Common Stock at the rate of $0.05 per share during 2006 and 2005. The Company may pay dividends out of funds legally available at such times as the Board of Directors determines that dividend payments are appropriate, after considering the Company's net income, capital requirements, financial condition, alternate investment options, prevailing economic conditions, industry practices and other factors deemed to be relevant at the time. There can be no assurance that dividends will in fact be paid on the Company's Common Stock in the future.

Dividends from the Bank are the Company's principal source of income. The payment of dividends and other capital distributions by the Bank to the Company are subject to regulation by the OTS. A 30-day prior notice to the OTS is required before any capital distribution is made.

In addition to Common Stock, the Company, as part of the Bank's mutual to stock conversion in January 1996, issued 91,073 shares of Series A Preferred Stock. The Series A Preferred Stock has a par value of $0.01 per share and a liquidation preference of $10.00 per share. The Series A Preferred Stock was issued to holders of non-withdrawable Pledged Deposits held by the Bank prior to conversion. The holders of the Pledged Deposits were allowed to use them to purchase the maximum amount of Common Stock permitted under the Plan of Conversion, with the remainder of the Pledged Deposits being used to purchase Series A Preferred Stock. On December 30, 2002, the Company issued 100,000 shares of Series B Preferred Stock with a liquidation preference of $10.00 per share to Fannie Mae for gross proceeds of $1.0 million. Both Series A and the Series B Preferred Stock have non-cumulative annual dividend rates of 5% of their liquidation preference, are non-voting and non-convertible, and are subordinate to all indebtedness of the Company, including customer accounts. On April 5, 2006, the Company issued 76,950 shares of Series C Preferred Stock at a price of $13.00 per share. The non-voting non-cumulative Series C Preferred Stock is convertible at a conversion price of $13.00 per share, subject to certain anti-dilution adjustment provisions. All series of preferred stock were issued without registration with the Securities and Exchange Commission under the Securities Act of 1933 pursuant to the registration exemption provided by Section 4(2) thereof.

Item 6. Management's Discussion and Analysis or Plan of Operation

The following discussion provides information about our results of operations, financial condition, liquidity, and capital resources. This information is intended to facilitate the understanding and assessment of significant changes and trends related to our financial condition and the results of our operations. This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the accompanying notes presented elsewhere herein.

Critical Accounting Policies

We have established various accounting policies that are consistent with generally accepted accounting principles in the United States of America in the preparation of our consolidated financial statements. Our significant accounting policies are described in Note 1 of Notes to Consolidated Financial Statements. Certain of these accounting policies, which we consider to be critical accounting policies, require us to make significant estimates and assumptions which have a material impact on the carrying value of certain assets and liabilities. These policies include our policies for accounting for the allowance for loan losses, which involve significant judgments and assumptions by management as to the value of properties securing our loans, the borrowers' ability and willingness to repay their loans and other factors. The estimates and assumption we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

Our most significant source of income is net interest income, which is the difference between our interest income and our interest expense. Generally, interest income is generated from our loans and investments (interest-earning assets) and interest expense is generated from deposits and borrowings (interest-bearing liabilities). Our results of operations are also affected by our provision for loan losses, non-interest income generated from service charges and fees on loan and deposit accounts, gain or loss on the sale of loans and securities, non-interest expenses and income taxes.

Net Earnings. We recorded net earnings of $1.7 million, or $0.90 per diluted common share, for the year ended December 31, 2006, compared to net earnings of $1.7 million, or $1.00 per diluted common share, for the year ended December 31, 2005. Current year net earnings slightly increased by $1,000 or 0.06%. We had higher net interest income and non-interest income in 2006, offset by increases in the provision for loan loses and non-interest expense.

Net Interest Income. Net interest income before provision for loan losses for 2006 increased $0.2 million, or 2.48%, to $9.8 million as compared to $9.6 million for 2005. The increase in net interest income reflected a 17 basis point improvement in net interest margin, which more than offset the impact of a $7.1 million, or 2.48%, decline in the average balance of interest-earning assets.

Interest Income. Interest income for 2006 increased $1.2 million as a result of an increase in the average yield on interest-earning assets, which increased interest income by $1.6 million, partially offset by a $0.4 million decrease in interest income resulting from the decrease in the average balance of interest-earning assets. The average yield on interest-earning assets increased 58 basis points as we originated higher yielding loans in 2006. The average balance of interest-earning assets decreased $7.1 million, primarily in cash and cash equivalents due to loan funding needs and repayment of borrowings.

Interest Expense. Interest expense for 2006 increased $1.0 million as a result of an increase in the average interest rates paid on deposits and borrowings, which increased interest expense by $1.3 million, partially offset by a $0.3 decrease in interest expense resulting from the decrease in the average balance of interest-earning liabilities. Higher interest rates paid on deposits and borrowings in 2006 compared to 2005 primarily reflected the 100 basis point increase in the federal funds rate during 2006. The weighted average cost of deposits increased 46 basis points to 2.59% in 2006 from 2.13% in 2005. The increase was the result of the increase in short-term interest rates during 2006, maturities of lower costing time deposits and the change in the deposit mix toward higher costing time deposits. The average balance of interest-bearing liabilities decreased $9.4 million, primarily in FHLB borrowings. Increased deposit levels, principal repayments on loans and securities held to maturities and cash and cash equivalents helped fund the growth in net loans receivable during 2006 and, as a result, we reduced our use of FHLB borrowings as a source of funds.

Average Balance Sheet and Yield/Rate Analysis. We analyze our earnings performance using, among other measures, the net interest rate spread and effective net interest rate margin. The interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. Net interest income, when expressed as a percentage of average interest-earning assets, is referred to as the net interest rate margin.

The following table presents for the years indicated the total dollar amount of (1) interest income from average interest-earning assets and the resultant yields; and (2) interest expense on average interest-bearing liabilities and the resultant costs, expressed as annual rates. The table also sets forth our net interest income, net interest rate spread, net interest rate margin and certain additional information. We did not include non-accrual loans in the average interest-earning assets balance. Average balances are derived from average daily balances. The yields and costs include loan prepayment fees and amortization of fees, costs, premiums and discounts which are considered adjustments to interest rates.

	For the Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in Thousands)								
Assets									
Interest-earning assets:									
Interest-earning deposits	$ 2,954	$ 128	4.33%	$ 3,141	$ 88	2.81%	$ 2,692	$ 20	0.75%
Federal Funds sold and other short-term investments	1,750	87	4.97%	6,732	206	3.06%	9,360	175	1.87%
Investment securities	2,000	82	4.10%	2,578	90	3.49%	2,391	93	3.90%
Mortgage-backed securities	38,846	1,693	4.36%	37,743	1,621	4.29%	7,195	368	5.11%
Loans receivable (1)(2)	230,676	15,335	6.65%	232,856	14,106	6.06%	223,827	13,468	6.02%
FHLB stock	2,851	152	5.33%	3,121	137	4.39%	2,204	90	4.08%
Total interest-earning assets	279,077	$17,477	6.26%	286,171	$16,248	5.68%	247,669	$14,214	5.74%
Non-interest-earning assets	8,424			8,496			8,117		
Total assets	$287,501			$294,667			$255,786		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Money market deposits	$ 13,537	$ 369	2.73%	$ 15,689	$ 229	1.46%	$ 19,451	$ 334	1.72%
Passbook deposits	51,981	763	1.47%	55,918	762	1.36%	35,772	248	0.69%
NOW and other demand deposits	32,217	26	0.08%	29,654	23	0.08%	31,098	27	0.09%
Certificate accounts	112,456	4,294	3.82%	106,998	3,428	3.20%	102,422	2,691	2.63%
Total deposits	210,191	5,452	2.59%	208,259	4,442	2.13%	188,743	3,300	1.75%
FHLB advances	48,932	1,728	3.53%	60,279	1,856	3.08%	43,422	1,057	2.43%
Junior subordinated debentures	6,000	463	7.72%	6,000	354	5.90%	5,000	198	3.96%
Total interest-bearing liabilities	265,123	$ 7,643	2.88%	274,538	$ 6,652	2.42%	237,165	$ 4,555	1.92%
Non-interest-bearing liabilities	3,808			4,296			3,696		
Stockholders' Equity	18,570			15,833			14,925		
Total liabilities and stockholders' equity	$287,501			$294,667			$255,786		
Net interest rate spread (3)		$ 9,834	3.38%		$ 9,596	3.26%		$ 9,659	3.82%
Net interest rate margin (4)			3.52%			3.35%			3.90%
Ratio of interest-earning assets to interest-bearing liabilities			105.26%			104.24%			104.43%
Return on average assets			0.58%			0.56%			0.67%
Return on average equity			8.96%			10.50%			11.44%
Average equity to average assets ratio			6.46%			5.37%			5.83%
Dividend payout ratio (5)			20.80%			19.13%			16.99%

(1) Amount is net of deferred loan fees, loan discounts, loans in process and loan loss allowances, and includes loans held for sale.

(2) Amount excludes non-performing loans.

(3) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4) Net interest rate margin represents net interest income as a percentage of average interest-earning assets.
(5) Percentage is calculated based on cash dividends paid on common stocks divided by net earnings less cash dividends paid on preferred stocks.

Rate/Volume Analysis. Changes in our net interest income are a function of changes in both rates and volumes of interest-earning assets and interest-bearing liabilities. The following table sets forth information regarding changes in our interest income and expense for the years indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the total change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year ended December 31, 2006 Compared to Year ended December 31, 2005			Year ended December 31, 2005 Compared to Year ended December 31, 2004		
	Increase (Decrease) in Net Interest Income			Increase (Decrease) in Net Interest Income		
	Due to Volume	Due to Rate	Total	Due to Volume	Due to Rate	Total
	(In thousands)					
Interest-earning assets:						
Interest-earning deposits	$ (6)	$ 46	$ 40	$ 4	$ 64	$ 68
Federal funds sold and other short term investments	(204)	85	(119)	(59)	90	31
Investment securities, net	(22)	14	(8)	7	(10)	(3)
Loans receivable, net	(133)	1,362	1,229	546	92	638
Mortgage backed securities, net	48	24	72	1,321	(68)	1,253
FHLB stock	(13)	28	15	40	7	47
Total interest-earning assets	(330)	1,559	1,229	1,859	175	2,034
Interest-bearing liabilities:						
Money market deposits	(35)	175	140	(59)	(46)	(105)
Passbook deposits	(56)	57	1	189	325	514
NOW and other demand deposits	2	1	3	(1)	(3)	(4)
Certificate accounts	182	684	866	125	612	737
FHLB advances	(379)	251	(128)	475	324	799
Junior subordinated debentures	—	109	109	45	111	156
Total interest-bearing liabilities	(286)	1,277	991	774	1,323	2,097
Change in net interest income	$ (44)	$ 282	$ 238	$ 1,085	$(1,148)	$ (63)

Provision for Loan Losses. The provision for loan losses represents the charge against current earnings that is determined by management as the amount needed to maintain an allowance for loan losses that management believes should be sufficient to absorb loan losses inherent in the Bank's loan portfolio. The size of the provision for each year is determined by management based upon many factors, including loan growth, net charge-offs, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, value of collateral and general economic factors.

For the year 2006, our provision for loan losses totaled $280,000, up $245,000 from a year ago. During 2006, our loan portfolio grew $22.0 million and as a result, an increase in the allowance for loan losses was deemed appropriate due to the increased probable incurred losses associated with growth in our loan portfolio. For further information, see "Allowance for Loan Losses" on page 22.

Non-Interest Income. Non-interest income totaled $1.1 million in 2006, up $48,000, or 4.47%, from a year ago. The increase was primarily due to higher service charges in 2006 as compared to 2005. During 2006, loan related fees increased $14,000 while deposit related fees increased $75,000 as a result of rate increases in overdraft, non-sufficient fund, returned item and negative balance fees. These increases were offset by a decrease in other income, primarily reflecting lower income distributions from our joint venture with Metrocities Mortgage, LLC.

Non-Interest Expense. Non-interest expense totaled $8.1 million in 2006, up $123,000, or 1.53%, from a year ago. All categories of non-interest expense increased except for the other expense category. Other expense decreased $78,000 as the year ago period included an $80,000 write-off related to ATM losses. Compensation and benefits expense increased $52,000 primarily due to higher salaries and related costs resulting from staff addition, adoption of SFAS No. 123R and the Salary Continuation Plan for our Chief Executive Officer, partially offset by reduced bonus expense. During 2006, we hired consultants to help us with our deposit gathering initiative and niche marketing strategy, which resulted in higher professional services expense. Information services expense also increased in 2006 due to higher data processing charges as we implemented new online products such as bill pay.

Provision for Income Taxes. The provision for income taxes for the year ended December 31, 2006 was $0.9 million as compared to $1.0 million in 2005. The effective tax rate was 34.5% for 2006 as compared to 36.6% for 2005. The income tax expense for 2006 and 2005 was reduced by $70,000 and $80,000, respectively, due to adjustments related to our deferred tax liabilities. See Note 1 and Note 10 of the Notes to Consolidated Financial Statements for a further discussion of income taxes and an explanation of the factors that impact our effective tax rate due to adjustments related to our deferred income taxes.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

Net Earnings. We recorded net earnings of $1.7 million, or $1.00 per diluted common share, for the year ended December 31, 2005, compared to net earnings of $1.7 million, or $0.99 per diluted common share, for the year ended December 31, 2004. Net earnings decreased $46,000, or 2.69%, in 2005 as compared with 2004, primarily as a result of decreased net interest margin and higher non-interest expense, partially offset by a decrease in the provision for loan loses and an increase non-interest income.

Net Interest Income. Net interest income for 2005 decreased $0.1 million, or 0.65%, to $9.6 million as compared to $9.7 million for 2004. Net interest income decreased primarily as the result of a decreased net interest margin. The net interest margin for 2005 was 3.35% as compared to 3.90% for 2004. The decrease in the net interest margin for 2005 was primarily the result of our cost of funds rising faster than the yield on our loan portfolio, thus compressing the net interest margin.

Interest Income. Total interest income for 2005 increased $2.0 million, or 14.31%, to $16.2 million as compared to $14.2 million for 2004. The increase was primarily the result of the increased dollar amount of average mortgage-backed securities outstanding in 2005. The yield on average interest-earning assets was 5.68% in 2005 compared to 5.74% in 2004. The mortgage-backed securities portfolio yield declined 82 basis points, from 5.11% in 2004 to 4.29% in 2005, while the loan portfolio yield improved 4 basis points from 6.02% in 2004 to 6.06% in 2005.

Interest Expense. Interest expense on deposits increased $1.1 million, or 34.61%, to $4.4 million for 2005 as compared to $3.3 million for 2004. The increase was the result of the increased dollar amount of average interest-bearing deposits and increased average cost of interest-bearing deposits. The average cost of interest-bearing deposits for 2005 increased to 2.13% as compared to 1.75% for 2004. The Federal Reserve Federal Open Market Committee ("FOMC") increased short-term interest rates thirteen times from June 2004 to December 31, 2005 for a total of 3.25%. In addition, competition for deposits was strong in 2005, with many competitors offering premium interest rates to acquire deposits. This action made us increase our offered deposit interest rates, which increased our cost on those deposits.

Interest expense on borrowings increased $1.0 million, or 76.10%, to $2.2 million for 2005 as compared to $1.3 million for 2004. The increase was the result of increased average borrowings outstanding throughout 2005 and an increase in their average cost. In the last quarter of 2005, we began to repay borrowings due to decreased loan demand and the lack of investment opportunities with reasonable earning potential. The average cost of borrowings increased in 2005 primarily as a result of the increases in short-term interest rates.

Provision for Loan Losses. For the year 2005, our provision for loan losses totaled $35,000, which was primarily related to an increase in the percentage of commercial real estate loans in our loan portfolio. Compared to 2004, our provision for loan losses decreased $73,000 due to the decrease in our loan portfolio during 2005, whereas in 2004, our loan portfolio grew approximately 22%.

Non-Interest Income. Non-interest income decreased $112,000, or 9.44%, in 2005 compared to 2004, which was primarily attributable to lower gain on sale of loans partially offset by higher service charges, higher gain on sale of securities and higher other income. The $264,000 decrease in gain on sale of loans was due to a lower volume of loan sales during 2005. Service charges increased $44,000, primarily due to higher deposit related fees. The increase of $55,000 in other income was primarily due to higher distributions from our joint venture with Metrocities Mortgage, LLC.

Non-Interest Expense. Non-interest expense increased $124,000, or 1.57%, in 2005 compared to 2004. The increase was primarily attributable to an increase in occupancy and other expense partially offset by a decrease in professional services expense. Occupancy expense increased $83,000 due to an increase in depreciation expense associated with office improvements made in the latter part of 2004, as well as the addition of two new loan offices in Irvine, CA and Corona, CA. Other expense increased $103,000 primarily reflecting higher bad debt expense, approximately $80,000 of which was related to apparently fraudulent ATM activities. Contributing to the decrease in professional services expense was a $50,000 reversal of accrued consulting fees related to Sarbanes-Oxley Act compliance, which were no longer expected to be incurred.

Provision for Income Taxes. The provision for income taxes for the year ended December 31, 2005 was $1.0 million as compared to $1.1 million in 2004. The effective tax rate was 36.6% for 2005 as compared to 40.0% for 2004.

Financial Condition

Total Assets. At December 31, 2006, assets totaled $301.0 million, up $8.7 million, or 2.98%, from year-end 2005. Securities held to maturity decreased $9.6 million, or 21.11%, and cash and cash equivalents decreased $4.5 million, or 45.74%. The funds received from repayments of securities, along with the decrease in cash and cash equivalents, were redeployed into higher yielding loans and to repay $6.5 million of borrowings.

Loans. During 2006, net loans receivable increased $21.1 million, or 9.32%, as loan originations and loan purchases exceeded loan repayments and loan sales. Gross loan originations were $68.0 million for the year ended December 31, 2006, compared with loan originations of $43.0 million for the prior year. Loan purchases were $9.5 million for the year ended December 31, 2006, compared with loan purchases of $20.3 million for the prior year. Loan repayments totaled $53.9 million for the year ended December 31, 2006, compared with loan repayments of $69.5 million for the prior year. Loan sales totaled $1.7 million for the year ended December 31, 2006 compared to $3.1 million for 2005.

Our loan portfolio consists primarily of first lien mortgage loans not insured or guaranteed by any government agency. At December 31, 2006, our gross loan portfolio totaled $250.5 million, of which approximately 52% was secured by multi-family properties, 31% was secured by commercial real estate properties, and 10% was secured by one- to four-family residential properties.

The following table sets forth the composition of our loan portfolio in dollar amounts and as a percentage of the total loan portfolio (held for investment and held for sale) by loan type at the dates indicated.

	December 31,									
	2006		2005		2004		2003		2002	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Real Estate:										
One-to Four-Units	$ 25,233	10.08%	$ 19,467	8.52%	$ 26,405	11.16%	$ 33,452	17.24%	$ 29,506	20.68%
Five or More Units	131,305	52.42%	154,170	67.46%	182,403	77.08%	140,904	72.62%	92,586	64.89%
Construction	2,090	0.83%	780	0.34%	2,650	1.12%	1,726	0.89%	1,726	1.21%
Commercial	78,072	31.17%	53,276	23.31%	24,290	10.26%	17,350	8.94%	16,924	11.86%
Commercial	12,247	4.89%	-	-	-	-	-	-	-	-
Loans Secured by Deposit Accounts	718	0.29%	443	0.20%	636	0.27%	537	0.28%	350	0.24%
Other	812	0.32%	388	0.17%	250	0.11%	51	0.03%	1,593	1.12%
Gross Loans	250,477	100.00%	228,524	100.00%	236,634	100.00%	194,020	100.00%	142,685	100.00%
Plus:										
Premiums on Loans Purchased	12		23		39		107		1	
Less:										
Loans in Process	872		417		1,089		255		568	
Deferred Loan Fees (Costs), net	162		62		(110)		305		431	
Unamortized Discounts	68		71		78		139		173	
Allowance for Loan Losses	1,730		1,455		1,420		1,312		1,429	
Total Loans Held for Investment	$247,657		$226,542		$234,196		$192,116		$140,085	
Loans Held for Sale	$ -		$ -		$ 1,145		$ 1,671		$ 3,770	

The following table sets forth the contractual maturities of our gross loans receivable at December 31, 2006 and does not reflect the effect of prepayments or scheduled principal amortization.

	December 31, 2006						
	One-to-Four Family	Five or More Units	Construction	Commercial Real Estate	Commercial	Savings Secured & Other	Gross Loans Receivable
	(In thousands)						
Amounts Due:							
One year or less	$ 196	$ 315	$ -	$ 1,333	$ 747	$ 745	$ 3,336
After one year:							
One year to five years	465	6,556	1,728	10,811	11,500	785	31,845
After five years	24,572	124,434	362	65,928	-	-	215,296
Total due after one year	25,037	130,990	2,090	76,739	11,500	785	247,141
Total	$25,233	$131,305	$2,090	$78,072	$12,247	$1,530	$250,477

The following table sets forth the dollar amount of gross loans receivable, excluding loans held for sale, at December 31, 2006 which are contractually due after December 31, 2007, and whether such loans have fixed interest rates or adjustable interest rates.

	December 31, 2006		
	Adjustable	Fixed	Total
	(Dollars in thousands)		
Real Estate Loans:			
One-to four-units	$ 20,579	$ 4,458	$ 25,037
Five or more units	128,863	2,127	130,990
Construction	1,190	900	2,090
Commercial	69,307	7,432	76,739
Commercial	11,500	-	11,500
Other	641	144	785
Total	$232,080	$15,061	$247,141
% of Total	93.91%	6.09%	100.00%

Origination, Purchase, Sale and Servicing of Loans. We originate and purchase loans for investment and for sale. Loan sales are made from the loans held for sale portfolio and from loans originated during the period that are designated as held for sale. It is our current practice to sell most single-family conforming fixed rate mortgage loans that we originate, retaining a limited amount in our portfolio. We also may sell single-family and multi-family ARMs that we originate based upon our investment and liquidity needs and market opportunities. At December 31, 2006, we had no loans held for sale. We typically retain the servicing rights associated with loans sold. If material, the servicing rights are recorded as assets based upon the relative fair values of the servicing rights and the underlying loans and are amortized over the period of the related loan servicing income stream. At December 31, 2006, we had $121,000 in mortgage servicing rights.

We receive monthly loan servicing fees on loans sold and serviced for others that are payable by the loan purchaser out of loan collections in an amount equal to an agreed percentage of the monthly loan installments collected, plus late charges and certain other fees paid by the borrowers. Loan servicing activities include monthly loan payment collection, monitoring of insurance and tax payment status, responses to borrower information requests and dealing with loan delinquencies and defaults, including conducting loan foreclosures. At December 31, 2006 and 2005, we were servicing $21.3 million and $22.4 million, respectively, of loans for others.

From time to time, we purchase loans originated by other institutions based upon our investment needs and market opportunities. The determination to purchase specific loans or pools of loans is subject to our underwriting policies, which consider, among other factors, the financial condition of the borrower, the location of the underlying property and the appraised value of the property. We purchased $9.5 million of loans during the year ended December 31, 2006 and $20.3 million during the year ended December 31, 2005.

The following table provides information concerning our loan origination, purchase, sale and principal repayment activity during the years indicated.

	2006	2005	2004
	(In thousands)		
Gross Loans:			
Beginning Balance (1)	$228,524	$237,779	$195,691
Loans Originated:			
One-to Four-Units	5,630	1,455	3,039
Five or More Units	8,185	25,090	91,335
Construction	3,991	-	-
Commercial Real Estate	35,347	16,070	7,978
Commercial	12,215	-	-
Loans Secured by Deposit Accounts	652	246	277
Other	1,951	154	253
Total Loans Originated	67,971	43,015	102,882
Loan Purchased:			
One-to Four-Units	4,915	-	586
Five or More Units	-	1,494	2,148
Construction	-	-	1,760
Commercial Real Estate	4,622	18,763	4,733
Total Loans Purchased	9,537	20,257	9,227
Less:			
Principal Repayments	53,902	69,475	48,349
Sales of Loans	1,653	3,052	21,672
Ending Balance (1)	$250,477	$228,524	$237,779

(1) Includes loans held for sale

Allowance for Loan Losses. Our allowance for loan losses is established through provisions for loan losses charged against income in amounts that are based on management's evaluation of the risks inherent in the loan portfolio and the general economy. We maintain an allowance for loan losses to reflect probable incurred losses in the loan portfolio. The Board of Directors reviews the level and reasonableness of the provision for loan losses, as well as a matrix of loan information that supports the adequacy of the allowance for loan losses. The allowance is based upon a number of factors, including current economic conditions, actual loss experience, industry trends, asset classifications, levels of impaired loans, geographic concentrations, estimated collateral values, management's assessment of the credit risk inherent in the portfolio, historical loan loss experience and our underwriting policies.

We also maintain an allowance for impaired loans as a component of our allowance for loan losses. We review all loans with principal balances of less than $250,000 for impairment on a collective basis. Loans with balances of $250,000 and greater are evaluated for impairment on an individual basis as part of our normal internal asset review process. Under U.S. generally accepted accounting principles, measurement of impairment may be based on (1) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (2) an observed market price of the impaired loan or (3) the fair value of the collateral of a collateral-dependent loan. The amount by which the recorded investment in the loan exceeds the measurement of the impaired loan is recognized by recording a valuation allowance with a corresponding charge to the provision for loan losses. While the measurement method may be selected on a loan-by-loan basis, we measure impairment for all collateral dependent loans at the fair value of the collateral. At December 31, 2006, our total recorded investment in impaired loans was $34,000 and was fully reserved.

Adjustments to the loan loss allowance are made based upon management's analysis of each category of loans. The provision for loan losses may fluctuate on a monthly basis as changes occur within the loan categories as a result of numerous factors, including new loan originations, loan repayments and prepayments, and changes in asset classifications. Loan loss allowances also may be increased if management becomes aware of factors elevating the probable incurred losses in that loan category.

We seek to anticipate problems and take appropriate steps to resolve them through our internal asset review procedures. Our procedures include a review of all loans on which full collectibility may not be reasonably assured, and consideration of, among other factors, debt service coverage ratios, vacancy rates, the estimated value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. We monitor and modify our allowance for loan losses as conditions dictate. Although we maintain our allowance at a level that we consider adequate to provide for probable incurred losses, there can be no assurance that losses will not exceed the estimated amounts. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to make additional provisions based upon judgments of the information available to them at the time of the examination.

For loans transferred to REO, any excess of cost or recorded investment over the estimated fair value of the asset at foreclosure is classified as a loss and is charged off against the allowance for loan losses. REO is initially recorded at the estimated fair value of the related assets at the date of foreclosure, less estimated costs to sell. Thereafter, if there is further deterioration in value, we either write down the REO directly or provide a valuation allowance and charge operations for the diminution in value. At December 31, 2006 and 2005, we had no REO.

The following table sets forth the activity in our allowance for loan losses for the years indicated.

	2006	2005	2004	2003	2002
			(In thousands)		
Allowance for loan losses:					
Balance at beginning of year	$1,455	$1,420	$1,312	$1,429	$1,571
Charge-offs	(5)	-	-	-	-
Recoveries	-	-	-	(117)	(142)
Provision charged to earnings	280	35	108	-	-
Balance at end of year	$1,730	$1,455	$1,420	$1,312	$1,429

The following table sets forth our allocation of the allowance for loan losses to the various categories of loans and the percentage of loans in each category to total loans at the dates indicated.

	December 31,									
	2006		2005		2004		2003		2002	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)									
One-to four-units	$ 71	10.08%	$ 60	8.52%	$ 83	11.16%	$ 73	17.24%	$ 129	20.68%
Five or more units	709	52.42%	847	67.46%	1,004	77.08%	853	72.62%	855	64.89%
Construction	23	0.83%	8	0.34%	28	1.12%	17	0.89%	19	1.21%
Commercial Real Estate	750	31.17%	487	23.31%	179	10.26%	249	8.94%	282	11.86%
Commercial	132	4.89%	-	-	-	-	-	-	-	-
Other	45	0.61%	53	0.37%	86	0.38%	57	0.31%	86	1.36%
Unallocated	-	-	-	-	40	-	63	-	58	-
Total allowance for loan losses	$1,730	100.00%	$1,455	100.00%	$1,420	100.00%	$1,312	100.00%	$1,429	100.00%

We periodically evaluate the allocation of the allowance for loan losses to each category of loans. This evaluation takes into consideration quantitative and qualitative factors. Qualitative factors include credit concentration, economic and business conditions, changes in lending programs and lending management and staff, and geopolitical risks and uncertainties that impact business.

Non-Performing Assets. At December 31, 2006, non-accrual loans totaled $34,000 or 0.01% of gross loans as compared to $35,000 or 0.02% of gross loans at December 31, 2005. The following table provides information regarding our non-performing assets at the dates indicated. We had no commitments to lend additional funds to borrowers whose loans were on non-accrual status at December 31, 2006. No accruing loans were contractually past due by 90 days or more at December 31, 2006 or 2005.

	December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Non-accrual loans:					
One-to four-family	$ -	$ -	$ 78	$ 80	$ 96
Commercial real estate	-	-	-	-	39
Unsecured consumer loan	34	35	36	-	-
Total non-accrual loans	$ 34	$ 35	$ 114	$ 80	$ 135
Total non-performing assets	$ 34	$ 35	$ 114	$ 80	$ 135
Interest income that would have been recognized on non-accrual loans	$ 3	$ 8	$ 7	$ 4	$ 13
Interest income received and recognized on non-accrual loans	$ 5	$ 3	$ 6	$ 4	$ 13
Allowance for loan losses as a percentage of gross loans	0.69%	0.64%	0.60%	0.68%	1.00%
Allowance for loan losses as a percentage of total non-accrual loans	5,088.24%	4,157.14%	1,245.61%	1,640.00%	1,058.52%
Allowance for loan losses as a percentage of total non-performing assets	5,088.24%	4,157.14%	1,245.61%	1,640.00%	1,058.52%
Non-accrual loans as a percentage of gross loans	0.01%	0.02%	0.05%	0.04%	0.09%
Non-performing assets as a percentage of total assets	0.01%	0.01%	0.04%	0.03%	0.07%
Net charge-offs to average loans	0.00%	0.00%	0.00%	0.00%	0.00%
Impaired loans as a percentage of gross loans	0.01%	0.02%	0.02%	0.00%	0.03%

The following table sets forth delinquencies in our loan portfolio as of the dates indicated.

	December 31, 2006				December 31, 2005				December 31, 2004			
	60-89 Days		90 Days or More		60-89 Days		90 Days or More		60-89 Days		90 Days or More	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)											
One- to four-family	-	$ -	-	$ -	-	$ -	-	$ -	-	$ -	1	$ 78
Other	-	-	1	34	-	-	1	35	-	-	1	36
Total	-	$ -	1	$ 34	-	$ -	1	$ 35	-	$ -	2	$ 114
Delinquent loans to total gross loans		0.00%		0.01%		0.00%		0.02%		0.00%		0.05%

Securities. At December 31, 2006 and 2005, we had securities in the aggregate amount of $35.8 million and $45.4 million, respectively, with fair values of $35.2 million and $44.5 million, respectively.

The following table sets forth information regarding the carrying amount and fair values of our securities at the dates indicated.

	December 31,					
	2006		2005		2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
			(In thousands)			
Held to maturity:						
Mortgage-backed securities	$33,793	$33,206	$43,369	$42,536	$17,172	$17,252
U.S. Government and federal agency	2,000	1,968	2,000	1,958	2,000	1,980
Available for sale:						
Mutual Funds	-	-	-	-	3,992	3,980
Total	$35,793	$35,174	$45,369	$44,494	$23,164	$23,212

The table below sets forth certain information regarding the carrying amount, weighted average yields and contractual maturities of our securities as of December 31, 2006. The table presented represents stated final maturities and does not reflect scheduled principal payments.

	At December 31, 2006									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More Than Ten Years		Total	
	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield	Carrying Amount	Weighted Average Yield
					(Dollars in thousands)					
Held to maturity:										
Mortgage-backed securities	$-	- %	$-	- %	$ -	- %	$33,793	4.98%	$33,793	4.98%
U.S. Government and federal agency	-	- %	-	- %	2,000	4.98%	-	- %	2,000	4.98%
Total	$-	- %	$-	- %	$2,000	4.98%	$33,793	4.98%	$35,793	4.98%

Deposits. Deposits totaled $221.5 million at December 31, 2006, up $12.0 million, or 5.73%, from year-end 2005. During 2006, core deposits (NOW, demand, money market and passbook accounts) decreased $1.6 million, while certificates of deposit increased $13.6 million. The deposit flows trend toward certificates of deposit as customers gained greater acceptance of market rates offered on time deposit accounts. At December 31, 2006, core deposits represented 45.11% of total deposits compared to 48.45% at December 31, 2005. The weighted average cost of deposits was 2.87% and 2.23% at year-end 2006 and 2005. (See Note 5 of the Notes to Consolidated Financial Statements).

The following table sets forth the distribution of our average deposits for the years indicated and the weighted average interest rates during the year on each category of deposits presented.

	For the Year Ended December 31,								
	2006			2005			2004		
	Average Balance	Percent of Total	Weighted Average Rate	Average Balance	Percent of Total	Weighted Average Rate	Average Balance	Percent of Total	Weighted Average Rate
				(Dollars in thousands)					
Money market deposits	$ 13,537	6.44%	2.73%	$ 15,689	7.53%	1.46%	$ 19,451	10.31%	1.72%
Passbook deposits	51,981	24.73%	1.47%	55,918	26.85%	1.36%	35,772	18.95%	0.69%
NOW and other demand deposits	32,217	15.33%	0.08%	29,654	14.24%	0.08%	31,098	16.48%	0.09%
Certificates of deposits	112,456	53.50%	3.82%	106,998	51.38%	3.20%	102,422	54.26%	2.63%
Total	$210,191	100.00%	2.59%	$208,259	100.00%	2.13%	$188,743	100.00%	1.75%

The following table sets forth the maturity periods of our certificates of deposit in amounts of $100,000 or more at December 31, 2006.

	December 31, 2006	
	Amount	Weighted Average Rate
Certificates maturing:	(Dollars in thousands)	
Less than three months	$23,628	4.58%
Three to six months	18,791	4.96%
Six to twelve months	9,295	4.63%
Over twelve months	11,739	4.22%
Total	$63,453	4.63%

Borrowings. At December 31, 2006, borrowings consisted of advances from the FHLB of $50.0 million and junior subordinated debentures of $6.0 million. Since the end of 2005, FHLB borrowings decreased $6.5 million, or 11.55%, as a result of increased deposit levels and decreased cash and cash equivalents and maturities of securities held to maturities, which helped fund the growth in net loans receivable during 2006 and reduced the need for borrowings. At December 31, 2006 and 2005, FHLB advances were 16.61% and 19.33%, respectively, of total assets, and the weighted average cost of advances at those dates was 3.76% and 3.27%, respectively.

The following table sets forth information concerning our FHLB advances at or for the periods indicated.

	At or For the Year Ended		
	2006	2005	2004
	(Dollars in thousands)		
FHLB Advances:			
Average balance outstanding during the year	$48,932	$60,279	$43,422
Maximum amount outstanding at any month-end during the year	$56,131	$66,407	$57,186
Balance outstanding at end of year	$49,985	$56,513	$55,317
Weighted average interest rate during the year	3.53%	3.08%	2.43%
Weighted average interest rate at end of year	3.76%	3.27%	2.73%

On March 17, 2004, the Company issued $6.0 million of Floating Rate Junior Subordinated Debentures in a private placement to fund the purchase of shares from Hot Creek Ventures 1, L.P. and its affiliates ("Hot Creek") as described below. The debentures mature in 10 years and interest is payable quarterly at a rate per annum equal to the 3-month LIBOR plus 2.54%. The interest rate is determined as of each March 17, June 17, September 17, and December 17 (Interest Payment Dates), and was 7.90% at December 31, 2006.

Liquidity and Capital Resources

The objective of liquidity management is to ensure that we have the continuing ability to fund operations and meet other obligations on a timely and cost-effective basis. Our most liquid assets are cash and cash equivalents, which totaled $5.3 million at December 31, 2006. Our sources of funds include deposits, advances from the FHLB and other borrowings, proceeds from the sale of loans, mortgage-backed and investment securities, and principal and interest payments from loans and mortgage-backed and investment securities.

Our principal source of liquidity, in addition to deposits, is our ability to utilize borrowings, as needed. Our primary source of borrowings is the FHLB. We currently are approved by the FHLB to borrow up to 40% of total assets to the extent we provide qualifying collateral and hold sufficient FHLB stock. That approved limit and collateral requirement would have permitted us, as of year-end 2006, to borrow an additional $58.8 million. To the extent 2007 deposit growth falls short of satisfying ongoing commitments to fund maturing and withdrawable deposits, repay maturing borrowings, fund existing and future loans, make investments, and continue branch improvement programs, we may utilize our FHLB borrowing arrangement or other sources. As of December 31, 2006, we had commitments to borrowers of $5.2 million and undisbursed loan funds of $0.9 million. The Company also has a $6.0 million unsecured line of credit agreement with First Federal Bank of California. No amounts were outstanding under this line of credit at December 31, 2006. We believe our current sources of funds, including repayments of existing loans, will enable us to meet our obligations while maintaining liquidity at appropriate levels.

On April 5, 2006, the Company completed the sale of 76,950 shares of non-voting Series C Noncumulative Convertible Perpetual Preferred Stock at a price of $13.00 per share. On May 22, 2006, the Company completed the sale of 145,000 shares of its common stock to Cathay General Bancorp at $11.51 per share, under the Third Amendment to the Stock Purchase Agreement dated December 31, 2005. The Company received a total of $2.5 million from the issuance of the preferred and common stock. The Company deposited the proceeds into a savings account at the Bank to be available for use by the Company for general corporate purposes, including payment of the quarterly interest on the junior subordinated debentures and quarterly dividends to preferred and common stockholders.

Contractual Obligations

The Company has various financial obligations, including contractual obligations and commitments that may require future cash payments. The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by payment date. Payments for deposits and borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts.

	Less than One Year	More Than One Year to Three Years	More Than Three Years to Five Years	More Than Five Years	Total
	(Dollars in thousands)				
Certificates of Deposit	$ 97,055	$18,396	$5,557	$ 549	$121,557
FHLB Advances	16,485	6,500	-	27,000	49,985
Junior Subordinated Debentures	-	-	-	6,000	6,000
Operating Lease Obligations	169	142	119	86	516
Total Contractual Obligations	$113,709	$25,038	$5,676	$33,635	$178,058

Market Risk

Market risk is the risk of loss from adverse changes in market prices and rates. For the Company, this risk consists primarily of interest rate risk in its lending and investing activities relating to its interest costs on funding through its deposit and borrowing activities, as further described below. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process, which is governed by policies established by the Company's Board of Directors. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Company's Asset Liability Committee ("ALCO"). In this capacity, ALCO develops guidelines and strategies for the Company's asset/liability management activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk. Savings institutions are affected by interest rate risk to the degree that their interest-bearing liabilities, consisting principally of customer deposits, FHLB advances and other borrowings, mature or reprice on a different basis than their interest-earning assets, which consist of loans and investment securities. Our principal objective is to actively monitor and manage the adverse effects of fluctuations in interest rates on our net interest income. To improve the rate sensitivity and maturity balance of our interest-earning assets and liabilities, we have emphasized the origination for investment of loans with adjustable interest rates. We also emphasize growth in core deposits, which have a lower interest cost and tend not to be volatile deposits.

We do not engage in the use of trading activities, derivatives, synthetic instruments or hedging activities in controlling our interest rate risk. Although such strategies could be used in the future if recommended by our Investment Committee and approved by our Board of Directors, we do not intend to engage in such practices in the immediate future.

Net Portfolio Value. Net Portfolio Value ("NPV") is the difference between the present value of expected future cash flows of the Bank's assets and liabilities under various interest rate scenarios. The present value of these cash flows is calculated by discounting the cash flows using the assumed interest rates for the various scenarios. Under current OTS regulations and practice, the effect on NPV must be calculated for immediate, parallel, and sustained interest rate changes of plus or minus 100 basis points, and plus 200 and 300 basis points as a test of an institution's exposure to interest rate risk.

The following table presents the Bank's NPV as of December 31, 2006. This information is provided solely to illustrate the current application of the above-described regulation to the Bank and is based upon data and assumptions about how interest rate changes may affect the Bank's interest-earning assets and interest-bearing liabilities. Actual results may vary.

Net Portfolio Value as of December 31, 2006

Change in Interest Rates in Basis Points (Rate Shock)	NPV Dollar Change	Percent Change (1)	Change in NPV as Percent of Present Value of Assets
	(In thousands)		
300	$(1,586)	(5)%	(0.10)%
200	$(1,028)	(3)%	(0.05)%
100	$ (379)	(1)%	0.02%
Zero	-	-	-
(100)	$ (369)	(1)%	(0.26)%

(1) Percentage changes less than 1% not shown. The above table suggests that in the event of an immediate, parallel, and sustained 100 basis point change in interest rates at December 31, 2006, the Bank would experience a 1% decrease in NPV in a rising rate environment and a 1% decrease in NPV in a declining rate environment.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP") which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in increased costs of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company and Broadway Federal are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Recent Accounting Pronouncements

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets ("SFAS 156"), which provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized, 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur, 4) upon initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity's exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value, and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. The Company adopted SFAS 156 beginning January 1, 2006 and elected to adjust the carrying value of mortgage servicing rights to fair value, with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. The impact to January 1, 2006 beginning retained earnings, net of tax, as a result of the initial adoption of SFAS 156 was an increase of $101,000.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement threshold for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management does not expect the adoption of this statement will have a material impact on the Company's consolidated financial position or results of operations.

In September 2006, the SEC released Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 requires a new approach to assessing materiality and permits the Company to adjust for the cumulative effect of immaterial errors relating to prior years, that prior to SAB 108 were considered to be immaterial, in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. SAB 108 also required the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended. This SAB is required to be applied to financial statements issued after November 15, 2006. Adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not completed its evaluation of the impact of the adoption of SFAS 157.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Company has not completed its evaluation of the impact of the adoption of SFAS 159.

Item 7. Financial Statements

See Index to the Consolidated Financial Statements of Broadway Financial Corporation.

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

The Audit Committee of the Board of Directors of the Company made a decision to seek competitive bids for the audit of the Company's consolidated financial statements for the year ending December 31, 2005. KPMG, the incumbent independent auditor was invited to submit their bid. In a letter addressed to the Chairman of the Company's Audit Committee, received on April 19, 2005, KPMG declined to stand for re-appointment as principal accountants of the Company. After a comprehensive review of proposals received for audit services from several other public accountants, the Audit Committee recommended that the Board of Directors engage Crowe Chizek and Company LLP as the Company's independent auditor for the fiscal year ending December 31, 2005. The Company's Board of Directors approved the selection of Crowe Chizek and Company LLP as the Company's new independent auditor on April 20, 2005.

The reports of KPMG on the Company's consolidated financial statements, as of and for the fiscal years ended December 31, 2004 and December 31, 2003, did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with its audits of the Company's consolidated financial statements for the fiscal years ended December 31, 2004 and December 31, 2003, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused it to make reference thereto in its report on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2004 and December 31, 2003.

During the two most recent fiscal years ended December 31, 2004 and December 31, 2003 and the subsequent interim period through April 20, 2005, the Company did not consult with Crowe Chizek and Company LLP regarding the application of accounting principles to a specific transaction, either proposed or completed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements, or any other matters or reportable events as set forth in Item 304(a)(2)(i) and (ii) of Regulation S-B.

Item 8A. Controls and Procedures

As of December 31, 2006, an evaluation was performed under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006. There have been no significant changes in the Company's internal controls over financial reporting or in other factors that could significantly affect the Company's controls over financial reporting subsequent to December 31, 2006.

Item 8B. Other Information

None

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement, under the captions "Directors and Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance", to be filed with the Securities and Exchange Commission in connection with the Company's 2007 Annual Meeting of Shareholders (the "Company's Proxy Statement").

Item 10. Executive Compensation

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement, under the caption "Executive Compensation, Benefits and Related Matters".

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item, other than the following table, is incorporated herein by reference to the Company's Proxy Statement, under the caption "Voting Securities and Principal Holders Thereof".

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders:			
Recognition and Retention Plan	966	$10.86	3,160
Performance Equity Plan	9,090	$10.15	1,236
Employee Stock Ownership Plan	93,401	$ 4.63	-
Long Term Incentive Plan	249,420	$ 7.70	12,611
Stock Option Plan for Outside Directors	15,256	$ 6.62	17,914
Equity Compensation Plans Not Approved by Security Holders:			
None	-	-	-
Total	368,133	$ 6.94	34,921

Item 12. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to the Company's Proxy Statement, under the caption "Certain Relationships and Related Transactions".

Item 13. Exhibits

(a) Exhibits

Exhibit Number*	
2.1	Plan of Conversion, including Certificate of Incorporation and Bylaws of the Registrant and Federal Stock Charter and Bylaws of Broadway Federal (Exhibit 2.1 to Amendment No. 2 to Registration Statement on Form S-1, No. 33-96814, filed by Registrant on November 13, 1995)
3.1	Certificate of Incorporation of Registrant (contained in Exhibit 2.1)
3.2	Bylaws of Registrant (contained in Exhibit 2.1)
4.1	Form of Common Stock Certificate (Exhibit 4.1 to Registration Statement on Form S-1, No. 33-96814, filed by the Registrant on September 12, 1995)
4.2	Form of Series A Preferred Stock Certificate (Exhibit 4.2 to Amendment No. 1 to Registration Statement on Form S-1, No. 33-96814, filed by the Registrant on November 6, 1995)
4.3	Form of Certificate of Designation for Series A Preferred Stock (contained in Exhibit 2.1)
4.4	Form of Series B Preferred Stock Certificate (Exhibit 4.4 to Form 10-KSB filed by the Registrant for the fiscal year ended December 31, 2003)
4.5	Form of Certificate of Designation for Series B Preferred Stock (Exhibit 4.5 to Form 10-KSB filed by the Registrant for the fiscal year ended December 31, 2003)
4.6	Form of Series C Preferred Stock Certificate
4.7	Form of Certificate of Designation for Series C Preferred Stock
10.1	Broadway Federal Bank Employee Stock Ownership Plan (Exhibit 4.1 to Registration Statement on Form S-1, No. 33-96814, filed by the Registrant on September 12, 1995)
10.2	ESOP Loan Commitment Letter and ESOP Loan and Security Agreement (Exhibit 4.1 to Registration Statement on Form S-1, No. 33-96814, filed by the Registrant on September 12, 1995)
10.3	Form of Severance Agreement among Broadway Financial Corporation, Broadway Federal and certain executive officers (Exhibit 10.7 to Amendment No. 2 to Registration Statement on Form S-1, No. 33-96814, filed by the Registrant on November 13, 1995)
10.4	Broadway Financial Corporation Recognition and Retention Plan for Outside Directors dated August 1, 1997, (Exhibit 10.4 to Form 10-KSB filed by the Registrant for the fiscal year ended December 31, 1997)
10.5	Broadway Financial Corporation Performance Equity Program for Officers and Directors, dated August 1, 1997, (Exhibit 10.5 to Form 10-KSB filed by the Registrant for the fiscal year ended December 31, 1997)
10.6	Broadway Financial Corporation Stock Option Plan for Outside Directors (filed by the Registrant as part of Form S-8, No. 333-17331, on December 5, 1996)
10.7	Broadway Financial Corporation Long Term Incentive Plan (filed by Registrant as part of Form S-8, No. 333-17331, on December 5, 1996)
10.8	Hot Creek Securities Purchase Agreement (Exhibit 10.8 to Form 10-KSB filed by the Registrant for the fiscal year ended December 31, 2004)
10.9	Stock Purchase Agreement Among Cathay General Bancorp, Broadway Financial Corporation and Broadway Federal Bank (Exhibit 10.9 to Form 10-KSB filed by the Registrant for the fiscal year ended December 31, 2004)
10.10	First Amendment to Stock Purchase Agreement Among Cathay General Bancorp, Broadway Financial Corporation and Broadway Federal Bank (Exhibit 10.10 to Form 10-KSB filed by the Registrant for the fiscal year ended December 31, 2004)

Exhibit Number*	
10.11	Second Amendment to Stock Purchase Agreement Among Cathay General Bancorp, Broadway Financial Corporation and Broadway Federal Bank (Exhibit 10.11 to Form 10-KSB filed by the Registrant for the fiscal year ended December 31, 2005)
10.12	Third Amendment to Stock Purchase Agreement Among Cathay General Bancorp, Broadway Financial Corporation and Broadway Federal Bank (Exhibit 10.12 to Form 10-KSB filed by the Registrant for the fiscal year ended December 31, 2005)
10.13	Preferred Stock Purchase Agreement Between Broadway Financial Corporation and National Community Investment Fund (Exhibit 10.1 to Form 8-K filed by the Registrant on April 6, 2006)
10.14	Deferred Compensation Plan
10.15	Salary Continuation Agreement Between Broadway Federal Bank and Chief Executive Officer Paul C. Hudson
21.1	List of Subsidiaries (Exhibit 21.1 to Form 10-KSB filed by the Registrant for the fiscal year ended December 31, 2005)
23.1	Consent of Crowe Chizek and Company LLP
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Exhibits followed by a parenthetical reference are incorporated by reference herein from the document described therein.

Item 14. Principal Accountant Fees and Services

Before the Company's independent accountants are engaged to render non-audit services for the Company or the Bank, the Audit Committee approves each engagement. The Audit Committee also preapproved all of the audit and audit-related services provided by Crowe Chizek and Company LLP for the year ended December 31, 2006 and 2005. The following table sets forth the aggregate fees billed to us by Crowe Chizek and Company LLP for the years indicated.

	2006	2005
	(In thousands)	
Audit fees (1)	$ 133	$ 127
Audit-related fees	14(2)	1(3)
Tax fees	-	-
All other fees (4)	7	25
Total fees	$ 154	$ 153

(1) Aggregate fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements included in the Company's Annual Report on Form 10-KSB and for the reviews of the Company's consolidated financial statements included in the Company's Quarterly Reports on Form 10-QSB.

(2) Consultation fees billed for professional services rendered for the 2006 and 2005 Independent Accountant's Report on Management's Assertion About Compliance with Minimum Servicing Standards (USAP).

(3) Consultation fees billed for professional services rendered for the accounting for the Bank's Director Emeritus Plan.

(4) Fees billed for certifications and internal control assessment software and license fees and related training.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROADWAY FINANCIAL CORPORATION

By: /s/ Paul C. Hudson
Paul C. Hudson
Chief Executive Officer

Date: March 30, 2007

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Date
/s/ Paul C. Hudson Paul C. Hudson Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	Date: March 29, 2007
/s/ F. Glenn Harvey F. Glenn Harvey President and Chief Operating Officer Director	Date: March 29, 2007
/s/ Samuel Sarpong Samuel Sarpong Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	Date: March 29, 2007
/s/ Kellogg Chan Kellogg Chan Director	Date: March 29, 2007
/s/ Robert C. Davidson, Jr. Robert C. Davidson, Jr. Director	Date: March 29, 2007
/s/ Javier Leon Javier Leon Director	Date: March 29, 2007
/s/ Albert Odell Maddox Albert Odell Maddox Director	Date: March 29, 2007
/s/ Rick McGill Rick McGill Director	Date: March 29, 2007

/s/ Daniel A. Medina Daniel A. Medina Director	Date: March 29, 2007
/s/ Virgil P. Roberts Virgil P. Roberts Director	Date: March 29, 2007
/s/ Elrick Williams Elrick Williams Director	Date: March 29, 2007

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BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Index to Consolidated Financial Statements

Years ended December 31, 2006 and 2005

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Broadway Financial Corporation:

We have audited the accompanying consolidated balance sheets of Broadway Financial Corporation and subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations and comprehensive earnings, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Broadway Financial Corporation and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting for mortgage servicing rights to adopt Statement of Financial Accounting Standards No. 156 effective January 1, 2006 and, accordingly, adjusted the balance of mortgage servicing rights included in other assets as of January 1, 2006, with an off-setting adjustment to the opening balance of retained earnings.

Crowe Chizek and Company LLP

Crowe Chizek and Company LLP

South Bend, Indiana
March 23, 2007

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2006	December 31, 2005
	(In thousands, except share and per share)	
Assets		
Cash	$ 5,310	$ 5,386
Federal funds sold	-	4,400
Cash and cash equivalents	5,310	9,786
Securities held to maturity (fair value of $35,174 at December 31, 2006 and $44,494 at December 31, 2005)	35,793	45,369
Loans receivable, net of allowance of $1,730 and $1,455	247,657	226,542
Accrued interest receivable	1,476	1,241
Federal Home Loan Bank (FHLB) stock, at cost	2,490	3,332
Office properties and equipment, net	5,263	5,459
Bank owned life insurance	2,138	-
Other assets	868	565
Total assets	$300,995	$292,294
Liabilities and stockholders' equity		
Deposits	$221,467	$209,464
Federal Home Loan Bank advances	49,985	56,513
Junior subordinated debentures	6,000	6,000
Advance payments by borrowers for taxes and insurance	588	559
Deferred income taxes	855	1,229
Other liabilities	2,075	1,752
Total liabilities	280,970	275,517
Commitments and Contingencies (Note 14)		
Stockholders' Equity:		
Preferred non-cumulative and non-voting stock, $.01 par value, authorized 1,000,000 shares; issued and outstanding 55,199 shares of Series A, 100,000 shares of Series B and 76,950 shares of Series C at December 31, 2006 and 55,199 shares of Series A and 100,000 shares of Series B at December 31, 2005; liquidation preference of $552 for Series A and $1,000 for Series B at December 31, 2006 and 2005 and $1,000 for Series C at December 31, 2006	2	2
Common stock, $.01 par value, authorized 3,000,000 shares; issued 2,013,942 shares at December 31, 2006 and 1,868,942 shares at December 31, 2005; outstanding 1,637,415 shares at December 31, 2006 and 1,554,610 shares at December 31, 2005	20	19
Additional paid-in capital	12,829	10,296
Retained earnings-substantially restricted	12,169	10,842
Treasury stock-at cost, 376,527 shares at December 31, 2006 and 314,332 shares at December 31, 2005	(4,995)	(4,382)
Total stockholders' equity	20,025	16,777
Total liabilities and stockholders' equity	$300,995	$292,294

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Earnings

	Year Ended December 31,	
	2006	2005
	(In thousands, except per share)	
Interest on loans receivable	$15,335	$14,106
Interest on mortgage-backed securities	1,693	1,621
Interest on investment securities	82	90
Other interest income	367	431
Total interest income	17,477	16,248
Interest on deposits	5,452	4,442
Interest on borrowings	2,191	2,210
Total interest expense	7,643	6,652
Net interest income before provision for loan losses	9,834	9,596
Provision for loan losses	280	35
Net interest income after provision for loan losses	9,554	9,561
Non-interest income:		
Service charges	975	886
Gain on sale of loans held for sale	8	5
Gain on sale of securities	12	24
Other	128	160
Total non-interest income	1,123	1,075
Non-interest expense:		
Compensation and benefits	4,639	4,587
Occupancy expense, net	1,200	1,156
Information services	654	621
Professional services	530	480
Office services and supplies	455	433
Other	661	739
Total non-interest expense	8,139	8,016
Earnings before income taxes	2,538	2,620
Income taxes	875	958
Net earnings	$ 1,663	$ 1,662
Other comprehensive income, net of tax:		
Unrealized loss on securities available for sale	$ -	$ (8)
Reclassification of realized net loss included in net earnings	-	20
Income tax effect	-	(5)
Other comprehensive income, net of tax	-	7
Comprehensive earnings	$ 1,663	$ 1,669
Net earnings	$ 1,663	$ 1,662
Dividends paid on preferred stock	(115)	(78)
Earnings available to common shareholders	$ 1,548	$ 1,584
Earnings per share-basic	$ 0.97	$ 1.04
Earnings per share-diluted	$ 0.90	$ 1.00

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
(In thousands, except per share)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss), Net	Retained Earnings (Substantially Restricted)	Treasury Stock	Unearned ESOP Shares	Total Stockholders' Equity
Balance, at December 31, 2004	$2	$19	$10,425	$(7)	$ 9,561	$(4,859)	$(44)	$15,097
Net earnings for the year ended December 31, 2005	-	-	-	-	1,662	-	-	1,662
Unrealized gain on securities available for sale, net of tax	-	-	-	7	-	-	-	7
Treasury stock used for vested stock awards	-	-	(30)	-	-	59	-	29
Cash dividends paid of $0.20 per common share	-	-	-	-	(303)	-	-	(303)
Cash dividends paid of $0.50 per preferred share	-	-	-	-	(78)	-	-	(78)
Stock options exercised	-	-	(217)	-	-	418	-	201
Tax benefit on stock options exercised	-	-	53	-	-	-	-	53
Allocation of ESOP shares	-	-	65	-	-	-	44	109
Balance at December 31, 2005	2	19	10,296	-	10,842	(4,382)	-	16,777
Cumulative effect of adoption of SFAS No. 156	-	-	-	-	101	-	-	101
Net earnings for the year ended December 31, 2006	-	-	-	-	1,663	-	-	1,663
Preferred stock issued, net of offering costs	-	-	905	-	-	-	-	905
Common stock issued, net of offering costs	-	1	1,643	-	-	-	-	1,644
Treasury stock acquired	-	-	-	-	-	(929)	-	(929)
Treasury stock used for vested stock awards	-	-	(12)	-	-	31	-	19
Cash dividends paid of $0.20 per common share	-	-	-	-	(322)	-	-	(322)
Cash dividends paid of $0.50 per preferred share	-	-	-	-	(115)	-	-	(115)
Stock-based compensation expense	-	-	115	-	-	-	-	115
Stock options exercised	-	-	(158)	-	-	285	-	127
Tax benefit on stock options exercised	-	-	40	-	-	-	-	40
Balance, at December 31, 2006	$2	$20	$12,829	$ -	$12,169	$(4,995)	$ -	$20,025

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2006	**2005**
	(In thousands)	
Cash flows from operating activities:		
Net earnings	$ 1,663	$ 1,662
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:		
Depreciation	331	400
Net amortization (accretion) of premiums and discounts on loans purchased	8	11
Net amortization of net deferred loan origination fees	80	68
Net amortization of premiums on mortgage-backed securities	122	158
ESOP expense	-	109
Stock-based compensation expense	115	-
Gain on sale of loans held for sale	(8)	(5)
Gain on sale of securities	(12)	(24)
Increase in cash surrender value of bank owned life insurance	(25)	-
FHLB stock dividends	(155)	(126)
Provision for loan losses	280	35
Loans originated for sale	(1,653)	(4,927)
Proceeds from sale of loans held for sale	1,661	3,057
Changes in operating assets and liabilities:		
Accrued interest receivable	(235)	(185)
Other assets	(202)	374
Deferred income taxes	(374)	242
Other liabilities	323	(1,006)
Net cash provided by (used in) operating activities	1,919	(157)
Cash flows from investing activities:		
Net change in loans receivable	(11,946)	30,817
Purchase of loans receivable	(9,537)	(20,257)
Purchases of mortgage-backed securities held to maturity	-	(35,857)
Proceeds from sale of investment securities available for sale	-	3,972
Proceeds from sale of mortgage-backed securities held to maturity	451	1,240
Principal repayments on mortgage-backed securities held to maturity	9,015	8,306
Purchase of bank owned life insurance	(2,113)	-
Purchase of Federal Home Loan Bank stock	(14)	(379)
Proceeds from redemption of Federal Home Loan Bank stock	1,011	-
Capital expenditures for office properties and equipment	(135)	(134)
Net cash used in investing activities	(13,268)	(12,292)

(continued)

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Year Ended December 31,	
	2006	2005
	(In thousands)	
Cash flows from financing activities:		
Net increase in deposits	$ 12,003	$ 13,552
Advances from the Federal Home Loan Bank	127,100	32,000
Principal repayments on advances from the Federal Home Loan Bank	(133,628)	(30,804)
Preferred stock issued	905	-
Common stock issued	1,644	-
Common and preferred dividends paid	(437)	(381)
Purchases of treasury stock	(929)	-
Reissuance of treasury stock	19	29
Stock options exercised	167	254
Net change in advance payments by borrowers for taxes and insurance	29	87
Net cash provided by financing activities	6,873	14,737
Net (decrease) increase in cash and cash equivalents	(4,476)	2,288
Cash and cash equivalents at beginning of year	9,786	7,498
Cash and cash equivalents at end of year	$ 5,310	$ 9,786
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 7,541	$ 6,504
Cash paid for income taxes	$ 1,174	$ 735
Supplemental disclosure of non-cash investing and financing activities:		
Transfers of loans from loans held for sale to loans receivable, net	$ -	$ 3,020

See accompanying notes to consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations and Principles of Consolidation

Broadway Financial Corporation ("the Company") is a Delaware corporation primarily engaged in the savings and loan business through its wholly owned subsidiary, Broadway Federal Bank, f.s.b. ("the Bank"). The Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage loans secured by residential and commercial real estate located in Southern California. At December 31, 2006, the Bank operated four retail-banking offices in Southern California. The Bank is subject to significant competition from other financial institutions, and is also subject to regulation by certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Broadway Federal Bank, f.s.b., Broadway Service Corporation and Broadway Financial Funding, LLC. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

To prepare consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, ("U.S. generally accepted accounting principles") management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows

Cash and cash equivalents include cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for customer loan and deposit transactions.

Securities

Debt securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities not classified as held to maturity or trading are classified as available for sale. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income or loss, net of tax.

Interest income includes amortization of purchase premiums or discounts. Premiums and discounts on securities are amortized on the constant-yield method. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: the length of time and extent that fair value has been less than cost, the financial condition and near term prospects of the issuer, and the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of allowance for loan losses, loans in process, deferred loan fees and costs and unamortized premiums and discounts. Interest income is accrued on the unpaid principal balance. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized in income using the interest method over the contractual life of the loans, adjusted for prepayments. Premiums and discounts on loans receivable are recognized in income using the interest method over the contractual life of the loans, adjusted for prepayments. Accretion of discounts and amortization of deferred loan fees or costs are discontinued when loans are placed on non-accrual status. When loans held for sale are sold, existing deferred loan fees or costs are an adjustment of the gain or loss on sale.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Purchased

The Bank purchases or participates in loans originated by other institutions. The determination to purchase loans is based upon the Bank's investment needs and market opportunities. Subject to regulatory restrictions applicable to savings institutions, the Bank's current loan policies allow all loan types to be purchased. The determination to purchase specific loans or pools of loans is subject to the Bank's underwriting policies, which require consideration of the financial condition of the borrower and the appraised value of the property, among other factors. Premiums or discounts incurred upon the purchase of loans are recognized in income using the interest method over the estimated life of the loans, adjusted for prepayments.

Loan Concentrations

Substantially all of the Bank's real estate loans are secured by properties located in Southern California. At December 31, 2006 and 2005, approximately 63% and 76%, respectively, of the loan portfolio consisted of loans secured by residential real estate.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis, for loans over $250,000 by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Office Properties and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 40 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the lease term or the estimated useful life of the asset whichever is shorter.

Federal Home Loan Bank (FHLB) stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Bank-Owned Life Insurance

Bank owned life insurance is carried at an amount that could be realized under the insurance contract as of the date of the consolidated statement of financial condition. The change in cash surrender or contract value is recorded as income.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Preferred Stock

The Series A and Series B preferred stock are non-convertible, non-cumulative, non-redeemable and non-voting perpetual preferred stock, with a par value of $0.01 per share and a liquidation preference of $10.00 per share. The Series C perpetual convertible preferred stock is non-voting and non-cumulative, with a par value of $0.01 per share and a liquidation preference of $13.00 per share. The Series C preferred stock is convertible at a conversion price of $13.00 per share, subject to certain anti-dilution adjustment provisions. All of the preferred stocks have non-cumulative annual dividend rates of 5% of the liquidation preference.

Earnings Per Share

Basic earnings per common share is net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per share are restated for all stock splits and dividends through the date of issue of the financial statements.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share-based Payment,* using the modified prospective transition method. Accordingly, the Company has recorded stock-based employee compensation cost using the fair value method starting in 2006. For 2006, adopting this standard resulted in a reduction of income before income taxes of $115,000, a reduction in net income of $68,000, a decrease in basis and diluted earnings per share of $0.04 and an increase in cash flows from financing of $40,000.

Prior to January 1, 2006, employee compensation expense under stock options was reported using the intrinsic value method; therefore, no stock-based compensation cost is reflected in net income for the year ending December 31, 2005, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant.

The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* for the year ending December 31, 2005.

	2005
	(In thousands)
Net income available to common shareholders, as reported	$1,584
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(35)
Pro forma net earnings available to common shareholders	$1,549
Basic earnings per share as reported	$ 1.04
Pro forma basic earnings per share	$ 1.02
Diluted earnings per share as reported	$ 1.00
Pro forma diluted earnings per share	$ 0.97

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of stockholders' equity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the consolidated financial statements.

Restrictions on Cash

Cash on hand or on deposit with the Federal Reserve Bank was required to meet regulatory reserve and clearing requirements. These balances do not earn interest.

Dividend Restriction

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding company or by the holding company to its stockholders. (See Note 13 for more specific disclosure.)

Fair Values of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Reclassifications

During 2006, loan prepayment fees were reclassified from service charges to interest income on loans receivable. Previously reported periods were reclassified to conform to the current period presentation. The reclassification had no effect on net income or stockholders' equity.

Recent Accounting Pronouncements

SFAS No. 156—In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets ("SFAS 156"), which provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized, 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur, 4) upon initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity's exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value, and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. The Company adopted SFAS 156 beginning January 1, 2006 and elected to adjust the carrying value of mortgage servicing rights to fair value, with the effects of initial adoption being reported as a cumulative-effect adjustment to retained earnings. The impact to January 1, 2006 beginning retained earnings, net of tax, as a result of the initial adoption of SFAS 156 was an increase of $101,000.

FIN 48—In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes —an Interpretation of FASB No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement threshold for a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Management does not expect the adoption of this statement will have a material impact on the Company's consolidated financial position or results of operations.

SAB 108—In September 2006, the SEC released SAB 108. SAB 108 requires a new approach to assessing materiality and permits the Company to adjust for the cumulative effect of immaterial errors relating to prior years, that prior to SAB 108 were considered to be immaterial, in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. SAB 108 also required the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended. This SAB is required to be applied to financial statements issued after November 15, 2006. Adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

SFAS No. 157—In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting standards, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not completed its evaluation of the impact of the adoption of SFAS 157.

SFAS No. 159—In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"), which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the company's choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements of other accounting standards, including fair value measurement disclosures in SFAS 157. This Statement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. The Company has not completed its evaluation of the impact of the adoption of SFAS 159.

Note 2 – Securities

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

	Carrying Amount	Gross Unrecognized Gain	Gross Unrecognized Loss	Fair Value
		(In thousands)		
December 31, 2006:				
Mortgage-backed	$33,793	$6	$(593)	$33,206
U.S. Government and federal agency	2,000	-	(32)	1,968
Total	$35,793	$6	$(625)	$35,174

	Carrying Amount	Gross Unrecognized Gain	Gross Unrecognized Loss	Fair Value
		(In thousands)		
December 31, 2005:				
Mortgage-backed	$43,369	$42	$(875)	$42,536
U.S. Government and federal agency	2,000	-	(42)	1,958
Total	$45,369	$42	$(917)	$44,494

The fair value and carrying amount of securities held to maturity at December 31, 2006 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Carrying Amount	Fair Value
	(In thousands)	
Due in one year or less	$ -	$ -
Due from one to five years	-	-
Due from five to ten years	2,000	1,968
Due after ten years	-	-
Mortgage-backed	33,793	33,206
Total	$35,793	$35,174

At year-end 2006 and 2005, securities with carrying amounts of $4.9 million and $5.9 million were pledged to secure public deposits and $30.9 million and $37.2 million were pledged as collateral for FHLB advances. At year-end 2006 and 2005, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of stockholders' equity.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Securities with unrealized losses at year-end 2006 and 2005, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are as follows:

	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
			(In thousands)			
December 31, 2006:						
Mortgage-backed	$-	$-	$32,852	$(593)	$32,852	$(593)
U.S. Government and federal agency	-	-	1,968	(32)	1,968	(32)
Total temporarily impaired	$-	$-	$34,820	$(625)	$34,820	$(625)

	Less than 12 months		12 months or more		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
			(In thousands)			
December 31, 2005:						
Mortgage-backed	$30,930	$(644)	$10,452	$(231)	$41,382	$(875)
U.S. Government and federal agency	-	-	1,958	(42)	1,958	(42)
Total temporarily impaired	$30,930	$(644)	$12,410	$(273)	$43,340	$(917)

Unrealized losses on securities have not been recognized into income because the securities are of high credit quality, management has the intent and ability to hold them for the foreseeable future, and the decline in their fair value is largely due to changes in the interest rates. The fair value is expected to recover as the bonds approach maturity.

During the year ended December 31, 2006, the Company sold $0.5 million of mortgage-backed securities held to maturity and realized gross gains of $12,000 which have been included in gain (loss) on sale of securities in the accompanying Consolidated Statements of Operations and Comprehensive Earnings.

During the year ended December 31, 2005, the Company sold $4.0 million of investment securities available for sale and $1.2 million of mortgage-backed securities held to maturity and realized gross gains of $44,000 and gross losses of $20,000, which have been included in gain (loss) on sale of securities in the accompanying Consolidated Statements of Operations and Comprehensive Earnings.

During 2006 and 2005, the Company sold certain mortgage-backed securities held to maturity for which the Company had already collected more than 85% of the principal outstanding at acquisition due to repayments of the underlying mortgages. There have been no sales of held to maturity securities for which the Company had not already collected more than 85% of the original principal.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Note 3 – Loans

Loans at year-end were as follows:

	December 31, 2006	December 31, 2005
	(In thousands)	
Loans receivable, net:		
Real estate:		
Residential:		
One to four units	$ 25,233	$ 19,467
Five or more units	131,305	154,170
Construction	2,090	780
Total residential	158,628	174,417
Commercial	78,072	53,276
Total real estate	236,700	227,693
Commercial	12,247	-
Loans secured by deposit accounts	718	443
Other	812	388
Total gross loans receivable	250,477	228,524
Plus:		
Premiums on loans purchased	12	23
Less:		
Loans in process	872	417
Net deferred loan fees	162	62
Unamortized discounts	68	71
Allowance for loan losses	1,730	1,455
Loans receivable, net	$247,657	$226,542

Activity in the allowance for loan losses was as follows:

	2006	2005
	(In thousands)	
Beginning balance	$1,455	$1,420
Provision for loan losses	280	35
Loans charged off	(5)	-
Ending balance	$1,730	$1,455

Individually impaired loans were as follows:

	2006	2005
	(In thousands)	
Year-end loans with no allocated allowance for loan losses	$ -	$ -
Year-end loans with allocated allowance for loan losses	34	35
Total	$34	$35
Amount of the allowance for loan losses allocated	$34	$35
Average of individually impaired loans during year	$35	$35
Interest income recognized during impairment	5	3
Cash basis interest income recognized	5	3

The following is a summary of the Bank's non-accrual loans by loan type at December 31, 2006 and 2005:

	December 31,	
	2006	2005
	(In thousands)	
Residential real estate	$ -	$ -
Other	34	35
Total non-accrual loans	$34	$35

The Bank had no restructured loans or loans that are contractually past due 90 days or more and are still accruing at December 31, 2006 and 2005.

The Bank serviced loans for others totaling $21.3 million and $22.4 million at December 31, 2006 and 2005, respectively.

Note 4 – Office Properties and Equipment, net

Year-end office properties and equipment were as follows:

	2006	2005
	(In thousands)	
Land	$ 1,723	$ 1,723
Office buildings and improvements	4,296	4,250
Furniture, fixtures and equipment	1,578	2,136
	7,597	8,109
Less accumulated depreciation	(2,334)	(2,650)
Office properties and equipment, net	$ 5,263	$ 5,459

During the years ended December 31, 2006 and 2005, depreciation expense totaled $331,000 and $400,000, respectively.

The Company has operating leases on certain premises and equipment on a long-term basis. Some of these leases require that the Company pay property taxes and insurance. Lease expense was approximately $216,000 in 2006 and 2005. Annual minimum lease commitments attributable to long-term leases at December 31, 2006 are as follows:

	Premises	Equipment	Total
		(In thousands)	
Year ending December 31:			
2007	$ 43	$126	$169
2008	43	28	71
2009	43	28	71
2010	43	25	68
2011	43	8	51
Thereafter	86	-	86
	$301	$215	$516

Note 5 – Deposits

Deposits are summarized as follows:

	December 31,			
	2006		2005	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)			
NOW account and other demand deposits	$ 23,972	0.11%	$ 17,547	0.17%
Non-interest bearing demand deposits	16,292	0.00%	14,228	0.00%
Money market deposits	15,763	3.13%	11,321	1.12%
Passbook	43,883	1.39%	58,379	1.49%
Certificates of deposit	121,557	4.30%	107,989	3.37%
Total	$221,467	2.87%	$209,464	2.23%

The aggregate amount of time deposits equal to or exceeding $100,000 totaled $63.5 million and $54.7 million at December 31, 2006 and 2005, respectively.

During the years ended December 31, 2006 and 2005, the weighted average cost of deposits was 2.59% and 2.13%, respectively.

Scheduled maturities of certificates of deposit were as follows at December 31, 2006:

Maturity	Amount (In thousands)
2007	$ 97,055
2008	12,907
2009	5,489
2010	4,550
2011	1,007
Thereafter	549
	$ 121,557

Note 6 – Federal Home Loan Bank Advances

At year-end, advances from the Federal Home Loan Bank were as follows:

	Amount (In thousands)
December 31, 2006:	
Maturities February 2007 to December 2016, fixed rates at rates from 2.85% to 4.25%, averaging 3.72%	$48,485
Maturity January 2007 variable rate at 5.25%	1,500
	$49,985
December 31, 2005:	
Maturities February 2006 to August 2015, fixed rates at rates from 1.78% to 3.94%, averaging 3.27%	$56,513

Each advance is payable at its maturity date, with a prepayment penalty for fixed rate advances. The advances were collateralized by $79.3 million and $108.6 million of first mortgage loans and $30.9 million and $37.2 million of mortgage-backed securities under a blanket lien arrangement at year-end 2006 and 2005. Based on this collateral, the Company's holdings of FHLB stock and a general borrowing limit of 40% of assets, the Company is eligible to borrow an additional $58.8 million at year-end 2006.

Required payments are:

	Amount (In thousands)
2007	$16,485
2008	6,500
2009	-
2010	-
2011	-
Thereafter	27,000
	$49,985

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Note 7 – Junior Subordinated Debentures

On March 17, 2004, the Company issued $6.0 million of Floating Rate Junior Subordinated Debentures in a private placement. The debentures mature in 10 years and interest is payable quarterly at a rate per annum equal to the 3-month LIBOR plus 2.54%. The interest rate is determined as of each March 17, June 17, September 17, and December 17 (Interest Payment Dates), and was 7.90% at year-end 2006.

Note 8 – Employee Benefit Plans

Broadway Federal 401(k) Plan

A 401(k) benefit plan allows employee contributions for substantially all employees up to $15,000 for 2006 and $14,000 for 2005 of their compensation, which are matched equal to 50% of the first 6% of the compensation contributed. Expense for 2006 and 2005 was $67,000 and $71,000.

Recognition and Retention Plan (RRP)

A Recognition and Retention Plan ("RRP") provides for the issuance of shares to non-employee directors. Compensation expense is recognized over the five-year vesting period of the shares for the difference between the exercise price and the market value at issue date. Awards are automatically vested upon a change of control of the Company or the Bank. In the event that, before reaching normal retirement, a non-employee director terminates service with the Company or the Bank, that person's non-vested awards are forfeited. Total shares available and unissued under the plan are 3,160 at December 31, 2006. No shares were issued in 2006 or 2005. Compensation expense was $5,000 for 2006 and $6,000 for 2005.

Performance Equity Program (PEP)

A Performance Equity Program ("PEP") provides for the issuance of shares to certain officers and employees. Compensation expense is recognized over the five-year vesting period of the shares for the difference between the exercise price and the market value at issue date provided that any required performance goals have been met. In the event that, before reaching normal retirement, an officer or employee terminates service with the Company or the Bank, that person's non-vested awards are forfeited. Total shares available and unissued under the plan are 1,236 at December 31, 2006. During 2006 and 2005, the Company issued 8,000 shares and -0- shares, respectively. Compensation expense was $21,000 for 2006 and $20,000 for 2005.

A summary of changes in the Company's nonvested RRP and PEP shares for the year follows:

	RRP		PEP	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2006	1,509	$10.46	3,684	$ 7.30
Granted	-	-	8,000	10.63
Vested	(543)	9.74	(1,742)	7.12
Forfeited	-	-	(852)	8.47
Nonvested at December 31, 2006	966	$10.86	9,090	$10.15

As of December 31, 2006, there was $10,000 and $92,000 of total unrecognized compensation cost related to nonvested shares granted under the RRP and PEP Plans. The cost is expected to be recognized over a weighted average period of 1.8 years and 3.9 years. The total fair value of shares vested for the RRP and PEP Plans during the years ended December 31, 2006 and 2005 was $26,000 and $26,000.

Deferred Compensation

The Bank has a deferred compensation agreement with its Chief Executive Officer ("CEO") whereby a stipulated amount will be paid to the CEO over a period of 15 years upon his retirement. The amount accrued under this agreement was $109,000 at December 31, 2006 and $-0- at December 31, 2005, and is accrued over the period of active employment. Compensation expense was $109,000 for 2006 and $-0- for 2005.

Note 9 – ESOP Plan

Employees participate in an Employee Stock Option Plan (ESOP) after attaining certain age and service requirements. The Company makes discretionary contributions to the ESOP. Dividends on allocated shares increase participant accounts. At the end of employment, participants will receive cash or shares at their election for their vested balance. Vesting occurs over seven years. Contributions to the ESOP for the year ended 2006 and 2005 were $44,000 and $64,000. Expense was $51,000 and $109,000 during 2006 and 2005.

Shares held by the ESOP were as follows:

	2006	2005
	(Dollars in thousands)	
Allocated to participants	93,401	95,160
Unearned	-	-
Total ESOP shares	93,401	95,160
Fair value of unearned shares	$ -	$ -

Note 10 – Income Taxes

Income tax expense (benefit) was as follows:

	2006	2005
	(In thousands)	
Current taxes:		
Federal	$1,032	$603
State	217	108
	1,249	711
Deferred taxes:		
Federal	(246)	130
State	(128)	76
Change in valuation allowance	-	41
	(374)	247
Total	$ 875	$958

Effective tax rates differ from the federal statutory rate of 34% applied to income before income taxes due to the following:

	2006	2005
	(In thousands)	
Federal statutory rate times financial statement income	$863	$891
Effect of:		
State taxes, net of federal benefit	59	121
Change in valuation allowance	-	41
Other, net	(47)	(95)
Total	$875	$958

Year-end deferred tax assets and liabilities were due to the following:

	2006	2005
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 688	$ 575
Accrued liabilities	65	65
Lower of cost or market adjustment	7	10
State income taxes	73	57
Impairment loss on capital investment	41	41
Deferred compensation	45	-
FAS 123R	47	-
Total deferred tax assets	966	748
Deferred tax liabilities:		
Basis difference on fixed assets	(257)	(322)
Deferred loan fees/costs	(719)	(914)
FHLB stock dividends	(725)	(662)
Mortgage servicing rights	(50)	-
Other	(29)	(38)
Total deferred tax liabilities	(1,780)	(1,936)
Valuation allowance	(41)	(41)
Net deferred tax liability	$ (855)	$(1,229)

A deferred tax asset valuation allowance of $41,000 has been established at year-end 2006 and 2005 against the deferred tax asset related to the impairment loss on an equity security owned by the Company. A loss realized from the sale of this investment would be capital in nature and would only be deductible as an offset to future capital gains.

In prior years, the Bank had qualified under the provision of the Internal Revenue Code that allowed it to deduct, within limitations, a bad debt deduction computed as a percentage of taxable income before such deductions. Alternatively, the Bank could deduct from taxable income an allowance for bad debts based upon the experience method. Under provisions of the Small Business Job Protection Act of 1996, the Bank lost the use of the method of calculating a bad debt deduction based on a percentage of taxable income. However, the Bank may continue to maintain an allowance for bad debts based on the experience method, and its tax allowance for bad debts has been maintained under such method.

Retained earnings at December 31, 2006 is substantially restricted for tax purposes and includes $3.0 million in all periods, for which no provision for federal income tax has been made. If in the future, this tax bad debt reserve is used for any purpose other than to absorb bad debt losses, federal income taxes of approximately $1.0 million may be imposed and expensed at that time.

Note 11 – Related Party Transactions

Loans to principal officers, directors, and their affiliates during 2006 were as follows:

	Amount (In thousands)
Beginning balance	$506
New loans	-
Repayments	(9)
Ending balance	$497

Deposits from principal officers, directors, and their affiliates at year-end 2006 and 2005 were $3.2 million and $3.2 million.

Note 12 – Stock Options

Stock-based Compensation Expense

Prior to January 1, 2006, the Company accounted for stock-based compensation expense using the intrinsic value method as required by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and as permitted by Statement of Financial Accounting Standard (SFAS) No. 123, "Accounting for Stock-Based Compensation." No compensation cost for stock options was reflected in net income for the year ended December 31, 2005, as all options granted had an exercise price equal to the market price of the underlying common stock at date of grant.

On January 1, 2006, the Company adopted SFAS 123(R) (revised version of SFAS No. 123) which requires measurement of compensation cost for all stock-based awards based on the grant-date fair value and recognition of compensation cost over the service period of stock-based awards, which is usually the same as the vesting period. The fair value of stock options is determined using the Black-Scholes valuation model, which is consistent with the Company's valuation methodology previously utilized for options in footnote disclosures required under SFAS No. 123. The fair value of stock grants will also be determined using the Black-Scholes valuation model. The Company has adopted SFAS No. 123(R) using the modified prospective transition method, which provides for no restatement of prior periods and no cumulative adjustment to equity accounts. It also provides for expense recognition, for both new and existing unvested stock-based awards, as the required services are rendered. SFAS No. 123(R) also amends SFAS No. 95, "Statement of Cash Flows," and requires that tax benefits relating to excess stock-based compensation deductions be presented in the statement of cash flows as financing cash flows.

The Securities and Exchange Commission ("SEC") has published Staff Accounting Bulletin No. 107 ("SAB 107"), which expresses the views of the Staff regarding the interaction between SFAS No. 123(R) and certain SEC rules and regulations and provides the Staff's views regarding the valuation of stock-based payment arrangements for public companies. SAB 107 requires that stock-based compensation be classified in the same expense category as cash compensation. Accordingly, the Company has included stock-based compensation and benefits with compensation and benefits in the consolidated statements of operations and comprehensive earnings.

The adoption of SFAS No. 123(R) had the following impact on reported amounts compared with amounts that would have been reported using the intrinsic value method under previous accounting.

	Year ended December 31, 2006		
	Using Previous Accounting	SFAS 123(R) Adjustments	As Reported
	(dollars in thousands, except per share data)		
Earnings available to common shareholders before income taxes	$2,538	$(115)	$2,423
Income taxes	922	(47)	875
Net earnings available to common shareholders	$1,616	(68)	$1,548
Basic earnings per share	$ 1.01	$ (.04)	$ .97
Diluted earnings per share	$ .94	$ (.04)	$ .90

The following table illustrates the effect on net earnings available to common shareholders and earnings per share if expense had been measured using the fair value recognition provisions of SFAS No. 123(R) for the year ended December 31, 2005.

	Year ended December 31, 2005		
	As Reported	Pro Forma Adjustments	Pro Forma as if under SFAS 123(R)
	(dollars in thousands, except per share data)		
Earnings available to common shareholders before income taxes	$2,542	$ (58)	$2,484
Income taxes	958	(23)	935
Net earnings available to common shareholders	$1,584	(35)	$1,549
Basic earnings per share	$ 1.04	$(.02)	$ 1.02
Diluted earnings per share	$ 1.00	$(.03)	$ .97

Stock Option Plan

Options to buy stock are granted to directors, officers and employees under the Company's Long-Term Incentive Plan ("LTIP") and under the Company's 1996 Stock Option Plan ("Stock Option Plan"), which provide for the issuance of up to 403,562 options. The maximum option term is ten years, and options vest over five years.

A summary of the activity in the plans for 2006 follows:

	LTIP		Stock Option Plan		Total			
	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Term	Aggregate Intrinsic Value
	(In thousands, except share and per share)							
Outstanding at January 1, 2006	207,775	$ 6.41	15,256	$6.62	223,031	$ 6.43		
Granted	75,000	10.73	-	-	75,000	10.73		
Exercised	(21,520)	5.94	-	-	(21,520)	5.94		
Forfeited or expired	(11,835)	7.58	-	-	(11,835)	7.58		
Outstanding at December 31, 2006	249,420	$ 7.70	15,256	$6.62	264,676	$ 7.63	5.31 years	$808
Exercisable at December 31, 2006	154,476	$ 6.11	13,114	$5.93	167,590	$ 6.09	3.42 years	$750

There were 75,000 options granted during 2006 and no options were granted during 2005. Options available and unissued under the Plans totaled 30,525 at December 31, 2006.

Options outstanding and exercisable at year-end 2006 were as follows:

		Outstanding			Exercisable	
Stock Option Plan	Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
December 31, 2006:						
LTIP	$ 5.10	63,760	0.71 year	$ 5.10	63,760	$ 5.10
	$ 4.34	12,708	3.87 years	$ 4.34	12,708	$ 4.34
	$ 6.68	83,752	5.56 years	$ 6.68	69,808	$ 6.68
	$10.49	4,200	6.21 years	$10.49	4,200	$10.49
	$13.11	10,000	7.30 years	$13.11	4,000	$13.11
	$10.85	60,000	9.25 years	$10.85	-	-
	$10.25	15,000	9.39 years	$10.25	-	-
		249,420	5.43 years	$ 7.70	154,476	$ 6.11
Stock Option Plan	$ 5.10	7,260	0.71 years	$ 5.10	7,260	$ 5.10
	$ 4.34	3,000	3.87 years	$ 4.34	3,000	$ 4.34
	$ 8.19	1,784	5.72 years	$ 8.19	1,427	$ 8.19
	$10.49	1,428	6.21 years	$10.49	714	$10.49
	$11.99	1,784	7.55 years	$11.99	713	$11.99
		15,256	3.23 years	$ 6.62	13,114	$ 5.93

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option expense and post-vesting termination behavior. (Employee and management options are tracked separately.) The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of options granted during 2006 was determined using the following weighted average assumptions as of grant date.

	2006
Risk free interest rate	4.91%
Expected term (years)	10 years
Expected stock price volatility	26.77%
Dividend yield	1.86%

Information related to the Company's stock option Plans during each year follows:

	2006	2005
	(In thousands, except per share)	
Intrinsic value of options exercised	$ 98	$129
Cash received from options exercises	127	201
Tax benefit realized from option exercises	40	53
Weighted average fair value of options granted	$3.86	N/A

As of December 31, 2006, there was $ 302,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plans. The cost is expected to be recognized over a weighted average period of 3.6 years.

Note 13 – Regulatory Capital Matters

Banks are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2006 and 2005, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual and required capital amounts and ratios are presented below at year-end.

	Actual		Minimum For Capital Adequacy Purposes		Minimum Amount Required to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
December 31, 2006:						
Leverage/Tangible Ratio	$23,930	7.95%	$12,040	4.00%	$15,050	5.00%
Tier I Risk-based ratio	$23,930	11.29%	$ 8,478	4.00%	$12,718	6.00%
Total Risk-based ratio	$25,626	12.09%	$16,957	8.00%	$21,196	10.00%
December 31, 2005:						
Leverage/Tangible Ratio	$21,584	7.38%	$11,692	4.00%	$14,615	5.00%
Tier I Risk-based ratio	$21,584	11.47%	$ 7,525	4.00%	$11,287	6.00%
Total Risk-based ratio	$23,004	12.23%	$15,049	8.00%	$18,812	10.00%

The Company's principal source of funds for dividend payments is dividends received from the Bank. Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year's net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. During 2007, the Bank could, without prior approval, declare dividends of approximately $4.3 million plus any 2007 net profits retained to the date of the dividend declaration.

Note 14 – Loan Commitments and Other Related Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:

	2006	2005
	(In thousands)	
Commitments to make loans	$ 800	$1,351
Unused lines of credit	4,374	3,775

Commitments to make loans are generally made for periods of 60 days or less. Our loan commitment at year-end 2006 is a variable rate loan with an interest rate of 6.875%.

Note 15 – Fair Values of Financial Instruments

Carrying amount and estimated fair values of financial instruments at year-end were as follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Assets:				
Cash and cash equivalents	$ 5,310	$ 5,310	$ 9,786	$ 9,786
Securities held to maturity	35,793	35,174	45,369	44,494
Loans receivable, net	247,657	244,125	226,542	223,692
Federal Home Loan Bank stock	2,490	2,490	3,332	3,332
Accrued interest receivable	1,476	1,476	1,241	1,241
Liabilities:				
Deposits	$(221,467)	$(210,506)	$(209,464)	$(198,226)
Federal Home Loan Bank advances	(49,985)	(49,309)	(56,513)	(55,560)
Junior subordinated debentures	(6,000)	(6,000)	(6,000)	(6,000)
Advance payments by borrowers for taxes and insurance	(588)	(588)	(559)	(559)
Accrued interest payable	(318)	(318)	(216)	(216)

The methods and assumptions used to estimate fair value are described as follows:

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, advance payments by borrowers for taxes and insurance, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values and the allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns. Fair value of debt is based on current rates for similar financing. The estimated fair values of other financial instruments and off-balance-sheet loan commitments approximate cost at year-end 2006 and 2005, and are not considered significant to this presentation.

Note 16 – Parent Company Only Condensed Financial Information

Condensed financial information of Broadway Financial Corporation follows:

Condensed Balance Sheet	December 31,	
	2006	2005
	(In thousands)	
Assets		
Cash	$ 1,584	$ 333
Investment in bank subsidiary	23,930	21,584
Investment in non-bank subsidiaries	181	161
Other assets	477	814
	$26,172	$22,892
Liabilities and stockholders' equity		
Junior subordinated debentures	$ 6,000	$ 6,000
Other liabilities	147	115
Stockholders' equity	20,025	16,777
	$26,172	$22,892

Condensed Statements of Operations	Year Ended December 31,	
	2006	2005
	(In thousands)	
Interest income	$ 5	$ 3
Interest expense	464	355
Other income	-	2
Other expense	532	429
Loss before income taxes	(991)	(779)
Income taxes benefit	389	265
Loss before equity in undistributed earnings of subsidiaries	(602)	(514)
Equity in undistributed earnings of bank subsidiary	2,245	2,068
Equity in undistributed earnings of non-bank subsidiaries	20	108
Net earnings	$ 1,663	$ 1,662

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Condensed Statements of Cash Flows	Year Ended December 31,	
	2006	2005
	(In thousands)	
Cash flows from operating activities		
Net earnings	$ 1,663	$ 1,662
Adjustments to reconcile net earnings to cash used in operating activities:		
Equity in undistributed earnings of bank subsidiary	(2,245)	(2,068)
Equity in undistributed earnings of non-bank subsidiaries	(20)	(108)
Decrease (increase) in other assets	337	(267)
Increase in other liabilities	32	2
Reduction of unearned ESOP shares	-	44
Stock compensation expense	115	-
Net cash used in operating activities	(118)	(735)
Cash flows from financing activities		
Preferred stock issued	905	-
Common stock issued	1,644	-
Stock options exercised, net of tax benefits	167	254
Purchases of treasury stock	(929)	-
Reissuance of treasury stock	19	29
Common and preferred dividends paid	(437)	(381)
Net cash provided by (used in) financing activities	1,369	(98)
Net increase (decrease) in cash and cash equivalents	1,251	(833)
Cash and cash equivalents, beginning of year	333	1,166
Cash and cash equivalents, end of year	$ 1,584	$ 333

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

Note 17 – Earnings Per Share

The factors used in the earnings per share computations follow:

	2006	2005
	(Dollars in thousands, except per share)	
Basic		
Net earnings	$ 1,663	$ 1,662
Less: Preferred stock dividends	(115)	(78)
Earnings available to common stockholders	$ 1,548	$ 1,584
Weighted average common shares outstanding	1,591,364	1,526,095
Less: average unallocated ESOP shares	-	(3,556)
Average shares	1,591,364	1,522,539
Basic earnings per common share	$ 0.97	$ 1.04
Diluted		
Net earnings	$ 1,663	$ 1,662
Less: Preferred stock dividends	(115)	(78)
Earnings available to common stockholders	$ 1,548	$ 1,584
Weighted average common shares outstanding for basic earnings per common share	1,591,364	1,522,539
Add: dilutive effects of assumed exercises of stock options	125,277	68,270
Average shares and dilutive potential common shares	1,716,641	1,590,809
Diluted earnings per common share	$ 0.90	$ 1.00

Note 18 – Capital Transactions

On April 5, 2006, the Company completed the sale of 76,950 shares of non-voting Series C Noncumulative Convertible Perpetual Preferred Stock to National Community Investment Fund ("NCIF") at a price of $13.00 per share. The preferred stock is convertible at a conversion price of $13.00 per share, subject to certain anti-dilution adjustment provisions.

On May 22, 2006, the Company completed the sale of 145,000 shares of its common stock to Cathay General Bancorp at $11.51 per share, under the Third Amendment to the Stock Purchase Agreement dated December 31, 2005. The shares sold constitute 8.83% of the number of common stock outstanding, as determined immediately after the sale of the shares.

BROADWAY FINANCIAL CORPORATION

BOARD OF DIRECTORS

Paul C. Hudson
Chairman of the Board

Kellogg Chan – 1993
President
Asia Capital Group, Ltd.

Robert C. Davidson, Jr. – 2003
Chairman/CEO
Surface Protection Industries, Inc.

F. Glenn Harvey – 2007
President / COO
Broadway Federal Bank

Javier León – 2007
Chief Executive Officer
Chivas USA

A. Odell Maddox – 1986
Manager
Maddox Company

Rick McGill – 2004
Financial Consultant

Daniel A. Medina – 1997
Private Investor

Virgil Roberts – 2002
Managing Partner
Bobbitt & Roberts

Elrick Williams – 2007
Chairman / CEO
Allston Trading LLC

BROADWAY FEDERAL BANK, f.s.b.

BOARD OF DIRECTORS

Paul C. Hudson
Chairman of the Board

Kellogg Chan – 1993
President
Asia Capital Group, Ltd.

Robert C. Davidson, Jr. – 2003
Chairman/CEO
Surface Protection Industries, Inc.

F. Glenn Harvey – 2007
President / COO
Broadway Federal Bank

Javier León – 2007
Chief Executive Officer
Chivas USA

A. Odell Maddox – 1986
Manager
Maddox Company

Rick McGill – 2004
Financial Consultant

Daniel A. Medina – 1997
Private Investor

Virgil Roberts – 2002
Managing Partner
Bobbitt & Roberts

Elrick Williams – 2007
Chairman / CEO
Allston Trading LLC

EXECUTIVE OFFICERS

Paul C. Hudson
Chief Executive Officer

F. Glenn Harvey
President/Chief Operating Officer

Samuel Sarpong
Senior Vice President
Chief Financial Officer

Candis Hurdle-Noel
Senior Vice President
Chief Retail Banking Officer

Wilbur A. McKesson Jr.
Senior Vice President
Chief Loan Officer

CORPORATE INFORMATION

Executive Offices

Broadway Financial Corporation
4800 Wilshire Boulevard
Los Angeles, California 90010-3803
(323) 634-1700

Broadway Federal Bank, f.s.b.
4800 Wilshire Boulevard
Los Angeles, California 90010-3803
(323) 634-1700

Branch/Service Locations

Wilshire Branch
4800 Wilshire Boulevard
Los Angeles, California 90010-3803
(323) 634-1700

Inglewood Branch
170 North Market Street
Inglewood, California 90301
(310) 412-3280

Exposition Park Branch
4001 South Figueroa Street
Los Angeles, California 90037
(323) 232-4271

Midtown Branch
4835 West Venice Boulevard
Los Angeles, California 90019
(323) 931-1886

Loan Origination
4800 Wilshire Boulevard
Los Angeles, California 90010-3803
(323) 634-1700

Loan Service
170 North Market Street
Inglewood, California 90301
(310) 412-3280

Stock Transfer Agent & Registrar
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, California 91704

Shareholder Relations
Broadway Financial Corporation
4800 Wilshire Boulevard
Los Angeles, California 90010-3803
Attn: Daniele Johnson, Corporate Secretary

Independent Auditors
Crowe Chizek and Company LLP
330 East Jefferson Boulevard
South Bend, Indiana 46624-0007

Corporate Counsel
Mayer, Brown, Rowe & Maw
350 South Grand Avenue, 25th floor
Los Angeles, California 90071-0248

Broadway Financial Corporation's stock is traded on NASDAQ Small-Cap market under the ticker symbol **BYFC**.

Please visit our website at
www.broadwayfederalbank.com







BROADWAY FINANCIAL CORPORATION
4800 Wilshire Boulevard
Los Angeles, California 90010
323.634.1700
www.broadwayfederalbank.com